SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Contents

Unaudited Interim Condensed Consolidated Statements of Profit or Loss
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss
Unaudited Interim Condensed Consolidated Statements Statements of Financial Position
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
Unaudited Interim Condensed Consolidated Statements of Cash Flows

Independent Auditors’ report on review of Interim Condensed Consolidated Financial Statements

To Board of Directors and Shareholders of

Nu Holdings Ltd.

Cayman Islands

Introduction

We have reviewed the accompanying unaudited interim condensed consolidated statement of financial position of Nu Holdings Ltd. (“Company”) as at March 31, 2023, the unaudited interim condensed consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the three-month period then ended, and notes to the unaudited interim condensed consolidated financial statements.

Management is responsible for the preparation and presentation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34, ‘Interim Financial Reporting’ issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these unaudited interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited interim condensed consolidated financial statements as of March 31, 2023, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

São Paulo, May 15, 2023.

/s/ KPMG Auditores Independentes Ltda.

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

For the three-month period ended March 31, 2023 and 2022

(In thousands of U.S. Dollars, except earnings (loss) per share)

	Note	03/31/2023	03/31/2022

Interest income and gains (losses) on financial instruments	6	1,255,454	619,443
Fee and commission income	6	363,213	257,824
Total revenue		1,618,667	877,267
Interest and other financial expenses	6	(440,212)	(273,003)
Transactional expenses	6	(52,778)	(34,448)
Credit loss allowance expenses	7	(474,795)	(275,722)
Total cost of financial and transactional services provided		(967,785)	(583,173)
Gross profit		650,882	294,094

Operating expenses
Customer support and operations	8	(107,815)	(61,571)
General and administrative expenses	8	(236,881)	(245,108)
Marketing expenses	8	(19,272)	(27,608)
Other income (expenses)	8	(43,285)	(27,458)
Total operating expenses		(407,253)	(361,745)

Profit (loss) before income taxes		243,629	(67,651)

Income taxes
Current taxes	27	(205,864)	(99,052)
Deferred taxes	27	103,986	121,699
Total income taxes		(101,878)	22,647

Profit (loss) for the three-month period		141,751	(45,004)
Profit (loss) attributable to shareholders of the parent company		141,751	(45,101)
Profit (loss) attributable to non-controlling interests		-	97

Earnings (loss) per share – Basic	9	0.0301	(0.0097)
Earnings (loss) per share – Diluted	9	0.0294	(0.0097)
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,709,505	4,660,405
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,818,200	4,660,405

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss

For the three-month period ended March 31, 2023 and 2022

(In thousands of U.S. Dollars)

	Note	03/31/2023	03/31/2022

Profit (loss) for the three-month period		141,751	(45,004)

Other comprehensive income or loss:

Effective portion of changes in fair value		1,995	(19,051)
Changes in fair value reclassified to profit or loss		(2,874)	1,179
Deferred income taxes		3,026	7,062
Cash flow hedge	18	2,147	(10,810)

Changes in fair value		10,324	3,208
Deferred income taxes		185	(4,992)
Financial assets at fair value through other comprehensive income		10,509	(1,784)

Currency translation on foreign entities		110,505	63,474

Total other comprehensive income that may be reclassified to profit or loss subsequently		123,161	50,880

Changes in fair value - own credit adjustment	19	45	3,557
Total other comprehensive income or loss that will not be reclassified to profit or loss subsequently		45	3,557
Total other comprehensive income (loss), net of tax		123,206	54,437
Total comprehensive income (loss) for the three-month period, net of tax		264,957	9,433
Total comprehensive income (loss) attributable to shareholders of the parent company		264,957	9,336
Total comprehensive income (loss) attributable to non-controlling interests		-	97

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of March 31, 2023 and December 31, 2022

(In thousands of U.S. Dollars)

	Note	03/31/2023	12/31/2022

Assets
Cash and cash equivalents	11	4,310,496	4,172,316
Financial assets at fair value through profit or loss		109,033	133,643
Securities	12	94,038	91,853
Derivative financial instruments	18	14,686	41,485
Collateral for credit card operations	21	309	305
Financial assets at fair value through other comprehensive income		7,916,143	9,947,138
Securities	12	7,916,143	9,947,138
Financial assets at amortized cost		15,029,584	13,684,484
Credit card receivables	13	9,158,452	8,233,072
Loans to customers	14	2,020,191	1,673,440
Compulsory and other deposits at central banks	15	2,671,668	2,778,019
Other receivables	16	1,076,681	521,670
Other financial assets		102,592	478,283
Other assets	17	500,225	541,903
Deferred tax assets	27	964,179	811,050
Right-of-use assets		16,811	18,982
Property, plant and equipment		30,131	27,482
Intangible assets	1b	215,303	182,164
Goodwill	1b	397,486	397,397
Total assets		29,489,391	29,916,559

6

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of March 31, 2023 and December 31, 2022

(In thousands of U.S. Dollars)

	Note	03/31/2023	12/31/2022
Liabilities
Financial liabilities at fair value through profit or loss		157,435	218,174
Derivative financial instruments	18	10,344	9,425
Instruments eligible as capital	19	2,932	11,507
Repurchase agreements		144,159	197,242
Financial liabilities at amortized cost		23,280,670	23,448,892
Deposits	20	15,757,663	15,808,541
Payables to network	21	6,871,826	7,054,783
Borrowings and financing	22	651,181	585,568
Salaries, allowances and social security contributions		101,288	90,587
Tax liabilities		259,223	511,017
Lease liabilities		19,299	20,353
Provision for lawsuits and administrative proceedings	23	19,988	17,947
Deferred income	24	47,122	41,688
Deferred tax liabilities	27	47,961	41,118
Other liabilities		347,884	636,000
Total liabilities		24,280,870	25,025,776

Equity
Share capital	28	83	83
Share premium reserve	28	4,965,793	4,963,774
Accumulated gain (losses)	28	257,090	64,577
Other comprehensive income (loss)	28	(14,445)	(137,651)
Equity attributable to shareholders of the parent company		5,208,521	4,890,783
Total equity		5,208,521	4,890,783
Total liabilities and equity		29,489,391	29,916,559

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

7

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the three-month period ended March 31, 2023 and 2022

(In thousands of U.S. Dollars)

					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2022		83	4,963,774	64,577	(108,356)	(7,486)	(22,298)	489	4,890,783
Profit for the three-month period		-	-	141,751	-	-	-	-	141,751
Share-based compensation, net of shares withheld for employee taxes	10	-	-	50,762	-	-	-	-	50,762
Stock options exercised		-	2,019	-	-	-	-	-	2,019
Other comprehensive income or loss, net of tax	28
Cash flow hedge		-	-	-	-	2,147	-	-	2,147
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	10,509	-	10,509
Currency translation on foreign entities		-	-	-	110,505	-	-	-	110,505
Own credit adjustment		-	-	-	-	-	-	45	45
Balances as of March 31, 2023		83	4,965,793	257,090	2,149	(5,339)	(11,789)	534	5,208,521

8

	Attributable to shareholders of the parent company
				Other comprehensive income (loss)
	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2021	83	4,678,585	(128,409)	(110,936)	1,487	1,741	(1,519)	4,441,032	1,509	4,442,541
Loss for the three-month period	-	-	(45,101)	-	-	-	-	(45,101)	97	(45,004)
Share-based payments, net of shares withheld for employee taxes	-	-	56,705	-	-	-	-	56,705	-	56,705
Stock options exercised	-	1,288	-	-	-	-	-	1,288	-	1,288
Shares issued on business acquisition	-	36,671	-	-	-	-	-	36,671	-	36,671
Issuance of preferred shares (Series F-1)	-	247,998	-	-	-	-	-	247,998	-	247,998
Issuance of preferred shares (Series G)	-	(3,985)	-	-	-	-	-	(3,985)	-	(3,985)
Other comprehensive income or loss, net of tax
Cash flow hedge	-	-	-	-	(10,810)	-	-	(10,810)	-	(10,810)
Fair value changes - financial assets at FVTOCI	-	-	-	-	-	(1,784)	-	(1,784)	-	(1,784)
Currency translation on foreign entities	-	-	-	63,474	-	-	-	63,474	(69)	63,405
Own credit adjustment	-	-	-	-	-	-	3,557	3,557	-	3,557
Balances as of March 31, 2022	83	4,960,557	(116,805)	(47,462)	(9,323)	(43)	2,038	4,789,045	1,537	4,790,582

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

9

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three-month period ended March 31, 2023 and 2022

(In thousands of U.S. Dollars)

	Note	03/31/2023	03/31/2022

Cash flows from operating activities
Reconciliation of profit (loss) to net cash flows from operating activities:
Profit (loss) for the three-month period		141,751	(45,004)
Adjustments:
Depreciation and amortization	8	13,179	7,655
Credit loss allowance expenses	7	491,937	279,489
Deferred income taxes	27	(103,986)	(121,699)
Provision for lawsuits and administrative proceedings	23	1,239	(2,147)
Unrealized losses (gains) on other investments		18,298	(14,055)
Unrealized losses (gains) on financial instruments		4,437	13,508
Interest accrued		16,463	3,706
Share-based payments		57,857	42,100
		641,175	163,553

Changes in operating assets and liabilities:
Securities		1,968,358	(991,777)
Compulsory deposits and others at central banks		103,703	(358,253)
Credit card receivables		(1,577,046)	(1,576,633)
Loans to customers		(702,670)	(673,860)
Other receivables		(541,190)	-
Other assets		406,972	(299,995)
Deposits		(49,611)	2,658,644
Payables to network		(178,401)	942,565
Deferred income		5,299	5,884
Other liabilities		(134,691)	144,112

Interest paid		(18,832)	(5,300)
Income tax paid		(404,193)	(202,487)
Interest received		575,419	271,849
Cash flows (used in) generated from operating activities		94,292	78,302

10

	Note	03/31/2023	03/31/2022

Cash flows from investing activities
Acquisition of property, plant and equipment		(4,596)	(4,683)
Acquisition of intangible assets		(41,919)	(10,059)
Acquisition of subsidiary, net of cash acquired		-	(10,346)
Acquisition of securities - equity instruments		-	(13,131)
Cash flow (used in) generated from investing activities		(46,515)	(38,219)

Cash flows from financing activities
Issuance of shares for over-allotment in IPO		-	247,998
Transactions costs for over-allotment in IPO		-	(3,985)
Payments of securitized borrowings		-	(10,633)
Proceeds from borrowings and financing	22	19,713	-
Payments of borrowings and financing	22	-	(7,767)
Lease payments		(1,858)	(1,255)
Exercise of stock options	28	2,019	1,288
Cash flows (used in) generated from financing activities		19,874	225,646
Change in cash and cash equivalents		67,651	265,729

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	11	4,172,316	2,705,675
Foreign exchange rate changes on cash and cash equivalents		70,529	(2,782)
Cash and cash equivalents - end of the period	11	4,310,496	2,968,622
Increase (decrease) in cash and cash equivalents		67,651	265,729

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

11

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with clients.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU” and its Brazilian Depositary Receipts ("BDRs") are traded on B3 - Brasil, Bolsa, Balcão ("B3"), the Brazilian stock exchange, under the symbol "NUBR33". The Company holds investments in several operating entities and, as of March 31, 2023, its significant operating subsidiaries were:

●	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, and participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products: (i) a Mastercard international credit card (issued in Brazil where it allows payments for purchases to be made in monthly installments), fully managed through a smartphone app, and (ii) NuConta, a 100% digital smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account, such as electronic and peer-to-peer transfers, bill payments, withdrawals through the 24 Hours ATM network, instant payments, prepaid credit for mobile top ups and prepaid cards similar in functionality to debit cards.
●	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary also domiciled in Brazil, with personal loans and retail deposits as its main products. Nu Financeira offers customers in Brazil the possibility to obtain loans that can be customized in relation to amounts, terms and conditions, number of installments, and transparent disclosure of any charges involved in the transaction, fully managed through the above-mentioned smartphone app. Loan issuance, repayment, and prepayments are available 24/7 through NuConta's account, directly in the app. Nu Financeira also grants credit to Nu Pagamentos credit card holders, due to overdue invoices, bill installments and revolving credit, and accepts on-demand and fixed term deposits from customers.
●	Nu Invest Corretora de Valores S.A. ("Nu Invest") is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer.
●	Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM") is an indirect subsidiary that executes securities brokerage activities in Brazil.
●	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera") is an indirect subsidiary domiciled in Mexico. Nu Financiera is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account. It commenced operations in the Mexican market in November 2022 and officially launched in December 2022. The credit card has similar characteristics to the Brazilian operation: an international credit card, with no annual fee, under the Mastercard banner, 100% managed by a digital app on a smartphone.

12

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

●	Nu Colombia S.A. (“Nu Colombia”) is an indirect subsidiary domiciled in Colombia, with operations related to credit cards, which was launched in September 2020. On August 10, 2022, the Financial Superintendence of Colombia ("SFC") approved the Group's request to incorporate a financing company in Colombia, Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia Financiamiento") ("Incorporation License"). Nu Colombia Financiamiento requested the license to operate as a financial company, which is still pending approval. If the request is approved, it will enable Nu Colombia to offer deposit products in the future, amongst other financial products.

The Company and its consolidated subsidiaries are referred to in these unaudited interim condensed consolidated financial statements as the “Group” or "Nu”.

The business plan of Nu provides for the continued growth of its Brazilian, Mexican, and Colombian operations, not only related to existing businesses, such as credit cards, personal loans, investments, and insurance, but also complemented by the launch of new products. Accordingly, these unaudited interim condensed consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern.

The business is affected by customer behavior throughout the year and demonstrates seasonality effects. Historically, the Group benefited from a higher volume of transactions and related revenue in the fourth quarter of the year due to the holiday season. However, the growth has masked this seasonality in the past, and this may become more pronounced in the future.

The Company’s Board authorized the issuance of these unaudited interim condensed consolidated financial statements on May 15, 2023.

a) Level III BDR Program discontinuation

On April 5, 2023 the Board of Directors decided to resubmit its plan for the voluntary discontinuance of its Level III BDRs Program, having approved the presentation of a new plan which would result in the cancellation of the Level III BDRs Program with the CVM; and, following this, the cancellation of the Company's registration with the CVM as a foreign public issuer of category "A" securities ("New Plan"). The New Plan is being submitted by the Company to B3 and CVM for further approval. If approved in the proposed format, the New Plan provides that the current holders of the BDRs must decide between: (i) remaining as the Company’s shareholder through the receipt of class A ordinary shares traded on the NYSE, with certain conditions that need to be met; (ii) remaining as holders of the Company's BDRs through the receipt of Unsponsored Level I BDRs; or (iii) if no declaration is made, the Company will sell the underlying shares on NYSE and former holders will receive the equivalent amount ("Sales Facility").

13

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

b) Composition of goodwill and intangible assets shown in the consolidated statements of financial position

	03/31/2023		12/31/2022
	Goodwill	Intangible assets	Goodwill	Intangible assets
Intangibles related to acquisitions
Easynvest's acquisition	381,213	38,609	381,125	40,263
Cognitect's acquisition	831	2,414	831	2,673
Spin Pay's acquisition	5,060	5,441	5,060	6,044
Olivia's acquisition	10,381	31,561	10,381	33,397
Other intangible assets (i)	-	137,277	-	99,787
Total	397,485	215,302	397,397	182,164

(i) Mainly refers to the capitalization of software development costs.

c) NuCoin

In February 2023, Nu initiated the distribution of NuCoin, which is the native crypto token issued from Nu that enables the loyalty network ("Nucoin Network") between Nu and its customers. Over time, Nu aims to have other sponsoring companies (“Sponsors”) that commit to use Nucoin as their loyalty program. These Sponsors will be entitled to a certain number of Nucoins to distribute to their customers, and will be required to offer benefits to Nucoins’ holders to incentivize the network adoption and increase the overall utility to the community.

2. STATEMENT OF COMPLIANCE

These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS”) as issued by the International Accounting Standard Board (“IASB”). However, selected condensed explanatory notes are included to explain events and transactions that are significant to understanding the changes in the Company’s financial position and performance since the issuance of its last annual financial statements.

The Group’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by IASB. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2022 (the "Annual Financial Statements”).

a) Functional currency and foreign currency translation

The presentation of the functional currency and foreign currency translation disclosed in note 2a. of the Annual Financial Statements remain valid for these unaudited interim condensed consolidated financial statements.

14

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

The functional currency for Nu Holdings and the presentation currency of these unaudited interim condensed consolidated financial statements is the US Dollar (“US$”). The functional currency of the Brazilian operating entities is the Brazilian real, for the Mexican entities, Mexican peso and for the Colombian entity, the Colombian peso.

The financial statements of the foreign subsidiaries held in functional currencies that are not US$ are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ are recognized in the consolidated statements of comprehensive income or loss (OCI) as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

b) New or revised accounting pronouncements adopted in 2023

The following new or revised standards have been issued by IASB, were effective for the period covered by these unaudited interim condensed consolidated financial statements, and had no significant impact.

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);
●	Definition of Accounting Estimates (Amendments to IAS 8);
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12); and

c) Other new standards and interpretations not yet effective

●	Non-current Liabilities with Covenants (Amendments to IAS 1).

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the consolidated financial statements.

3. BASIS OF CONSOLIDATION

These unaudited interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the unaudited interim condensed consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary.

15

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

The financial information of the subsidiaries was prepared in the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income or loss are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

The subsidiaries below are the most relevant entities included in these unaudited interim condensed consolidated financial statements:

Entity	Control	Principal activities	Functional currency	Country	03/31/2023	12/31/2022
Nu Colombia S.A. (“Nu Colombia”)	Indirect	Credit card operations	COP	Colombia	100%	100%
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%
Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM")	Indirect	Securities distribution	BRL	Brazil	100%	100%
Nu Invest Corretora de Valores S.A ("Nu Invest") - former “Easynvest TCV"	Indirect	Investment platform	BRL	Brazil	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera") - former “Akala”	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%

In addition, the Company consolidated the following investment fund in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the entity:

Name of the entity	Country
Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DI (“Fundo Ostrum”)	Brazil

Nu Pagamentos, Nu Financeira, Nu DTVM and Nu Invest, Brazilian subsidiaries, are regulated by the Brazilian Central Bank (“BACEN”), Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera"), a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”) and Nu Colombia, a Colombian subsidiary, is regulated by Industry and Commerce Superintendency, and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the Group.

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Group in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted and disclosed in the Annual Financial Statements and therefore should be read in conjunction.

16

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates, and estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

The significant assumptions and estimates used in the preparation of these unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2023 were the same as those adopted in the Annual Financial Statements.

Credit losses on financial instruments

The Group recognizes a loss allowance for expected credit losses on credit cards and loans receivables that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses (ECL) allowance methodology are:

a)	Definition of default;
b)	Forward-looking information used for the projection of macroeconomic scenarios;
c)	Probability weights of future scenarios;
d)	Definition of significant increase in credit risk and lifetime; and
e)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On March 31, 2023, the probability weighted ECL allowance totaled US$1,631,939 of which US$1,316,028 related to credit card operations and US$315,911 to loans. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the credit loss allowance is determined based on the weighted average of these scenarios. The table below illustrates the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

17

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	Weighted average	Upside	Base case	Downside

Credit card and lending ECL	1,631,939	1,523,870	1,609,498	1,764,516

6. INCOME AND RELATED EXPENSES

a) Interest income and gains (losses) on financial instruments

	Three-month period ended
	03/31/2023	03/31/2022

Interest income – credit card	447,696	166,140
Interest income - lending	286,943	194,147
Interest income – other assets at amortized cost	154,163	40,946
Interest income – other receivables	86,971	23,380
Interest income and gains (losses) on financial instruments at fair value	279,681	194,830
Financial assets at fair value	271,194	194,900
Other	8,487	(70)
Total interest income and gains (losses) on financial instruments	1,255,454	619,443

The interest income presented above from credit card, lending, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial assets at fair value comprises interest and the fair value changes on financial assets at fair value.

b) Fee and commission income

	Three-month period ended
	03/31/2023	03/31/2022

Interchange fees	265,380	189,506
Recharge fees	25,050	15,945
Rewards revenue	5,547	6,332
Late fees	36,359	20,701
Other fee and commission income	30,877	25,340
Total fee and commission income	363,213	257,824

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group. Recharge fees comprise the selling price of telecom prepaid credits to customers, net of acquisition costs.

On September 26, 2022, the Brazilian Central Bank (“BACEN”) issued Resolution No 246 ("Resolution 246"), which established that the maximum limit for the interchange fee levied on all prepaid card transactions in Brazil will be 0.70%. The new rules become effective on April 1, 2023.

18

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

c) Interest and other financial expenses

	Three-month period ended
	03/31/2023	03/31/2022

Interest expense on deposits	395,116	247,218
Other interest and similar expenses	45,096	25,785
Interest and other financial expenses	440,212	273,003

d) Transactional expenses

	Three-month period ended
	03/31/2023	03/31/2022

Bank slip costs	6,306	7,513
Rewards expenses	12,116	10,107
Credit and debit card network costs	18,940	7,030
Other transactional expenses	15,416	9,798
Total transactional expenses	52,778	34,448

7. CREDIT LOSS ALLOWANCE EXPENSES

	Three-month period ended
	03/31/2023	03/31/2022

Net increase of loss allowance (note 13)	382,607	170,056
Recovery	(13,386)	(3,545)
Credit card receivables	369,221	166,511

Net increase of loss allowance (note 14)	109,330	109,433
Recovery	(3,756)	(222)
Loans to customers	105,574	109,211
Total	474,795	275,722

19

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

8. OPERATING EXPENSES

	Three-month period ended 03/31/2023
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	40,167	45,949	-	-	86,116
Credit analysis and collection costs	17,667	9,706	-	-	27,373
Customer services	22,257	1,926	-	-	24,183
Salaries and associated benefits	17,215	64,096	5,272	-	86,583
Credit and debit card issuance costs	4,898	14,437	-	-	19,335
Share-based compensation (note 10a)	-	59,505	-	-	59,505
Specialized services expenses	-	3,248	-	-	3,248
Other personnel costs	3,598	11,591	500	-	15,689
Depreciation and amortization	1,978	11,201	-	-	13,179
Marketing expenses	-	-	13,500	-	13,500
Others (i)	35	15,222	-	43,285	58,542
Total	107,815	236,881	19,272	43,285	407,253

20

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	Three-month period ended 03/31/2022
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	19,394	28,587	-	-	47,981
Credit analysis and collection costs	8,037	8,820	-	-	16,857
Customer services	19,993	2,013	-	-	22,006
Salaries and associated benefits	8,957	71,003	3,158	-	83,118
Credit and debit card issuance costs	3,599	9,249	-	-	12,848
Share-based compensation (note 10a)	-	77,717	-	-	77,717
Specialized services expenses	-	9,633	-	-	9,633
Other personnel costs	1,025	8,458	279	-	9,762
Depreciation and amortization	566	7,089	-	-	7,655
Marketing expenses	-	-	24,171	-	24,171
Others (i)	-	22,539	-	27,458	49,997
Total	61,571	245,108	27,608	27,458	361,745

(i) "Others" mainly includes federal taxes on financial income, taxes related to international transactions and exchange rate variation.

9. EARNINGS (LOSS) PER SHARE

	Three-month period ended
	03/31/2023	03/31/2022

Earnings (loss) attributable to shareholders of the parent company	141,751	(45,101)
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,709,469	4,660,405
Adjustment for the basic earnings per shares:
Deferred M&A shares that will be issued based on the passage of time only	36	-
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,709,505	4,660,405
Adjustment for the diluted earnings per share :
Share based payment	104,052	-
Business acquisition	4,643	-
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,818,200	4,660,405
Earnings (loss) per share – basic (US$)	0.0301	(0.0097)
Earnings (loss) per share – diluted (US$)	0.0294	(0.0097)
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	-	326,192

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs and RSUs described in note 10), or satisfaction of specific business combinations conditions (described in note 1). As of March 31, 2022, these instruments were not included in the weighted number of shares for diluted earnings per share because they would be antidilutive. The anti-dilutive instruments not considered in the weighted number of shares, for the periods presenting negative results, correspond to the total number of shares that could be converted into ordinary shares.

21

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

10. SHARE-BASED PAYMENTS

a) Share settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to the SOPs and RSUs granted is recognized in the statement of profit or loss over the period that the employee provides services and according to the vesting conditions. The Group also issued Awards in 2020 that grant shares upon the achievement of market conditions related to the valuation of the Company, the Awards issued in 2021 were canceled at the end of 2022. RSUs incentive was implemented in 2020 and is the main incentive since then.

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date. The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	03/31/2023	WAEP (US$)	12/31/2022	WAEP (US$)

Outstanding on January 1	101,276,327	0.72	143,889,439	0.55
Exercised during the period	(10,207,564)	0.13	(37,095,966)	0.12
Forfeited during the period	(1,409,572)		(5,517,146)
Outstanding on March 31 / December 31	89,659,191	0.78	101,276,327	0.72
Exercisable on March 31 / December 31	74,708,715	0.63	81,813,095	0.55

RSUs	03/31/2023	WAGDFV (US$)	12/31/2022	WAGDFV (US$)

Outstanding on January 1	72,401,895	5.46	80,924,937	4.82
Granted during the period	29,717,517	4.52	32,294,522	5.47
Vested during the period	(6,387,171)	4.33	(27,322,614)	3.64
Forfeited during the period	(4,509,435)		(13,494,950)
Outstanding on March 31 / December 31	91,222,806	5.21	72,401,895	5.46

The following tables present the total amount of share-based compensation granted for the three month period ended March 31, 2023 and March 31, 2022, and the provision for taxes as of March 31, 2023 and December 31, 2022.

22

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	Three-month period ended
	03/31/2023	03/31/2022

SOP and RSU expenses and related corporate and social security taxes expenses	52,789	43,755
RSUs and SOPs grant - business combination	7,460	11,611
Awards expenses and related taxes	4,931	22,351
Fair value adjustment - hedge of corporate and social security taxes (note 18)	(5,675)	-
Total share-based compensation expenses (note 8)	59,505	77,717

	03/31/2023	12/31/2022
Liability provision for taxes presented as salaries, allowances and social security contributions	34,695	32,554

11. Cash and cash equivalents

	03/31/2023	12/31/2022

Reverse repurchase agreement in foreign currency	33,201	59,519
Short-term investments	98,547	153,743
Voluntary deposits at central banks	2,472,575	2,451,150
Bank balances	1,705,630	1,506,727
Other cash and cash equivalents	543	1,177
Total	4,310,496	4,172,316

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

The reverse repurchase agreements and short-term investments are mainly in Brazilian Reais, and the average rate of remuneration as of March 31, 2023 and December 31, 2022, is 99.9% and 99% of the Brazilian CDI rate, which is set daily and represents the average rate at which Brazilian banks were willing to borrow/lend to each other for one day.

Voluntary deposits at central banks are deposits made by the subsidiary Nu Financeira at the Brazilian Central Bank, the average rate of remuneration as of March 31, 2023 and December 31, 2022, is 100% of the Brazilian CDI rate, and are considered as cash and cash equivalents as they mature in one business day.

23

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

12. SECURITIES

a) Financial instruments at fair value through profit and loss ("FVTPL")

	03/31/2023					12/31/2022
			Breakdown by maturity
Financial instruments at FVTPL	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds
Brazil	173	173	-	173	-	163
Total government bonds	173	173	-	173	-	163

Corporate bonds and other instruments
Bill of credit (LC)	3	2	-	2	-	138
Certificate of bank deposits (CDB)	3,153	3,135	-	2,506	629	3,712
Real estate and agribusiness letter of credit	202	203	-	48	155	1,197
Corporate bonds and debentures	49,045	49,265	-	-	49,265	46,680
Equity instrument (i)	12,550	22,213	22,213	-	-	22,082
Investment funds	12,750	12,750	12,750	-	-	-
Time deposit	-	-	-	-	-	905
Real estate and agribusiness certificate of receivables	6,577	6,297	-	-	6,297	16,976
Total corporate bonds and other instruments	84,280	93,865	34,963	2,556	56,346	91,690
Total financial instruments at FVTPL	84,453	94,038	34,963	2,729	56,346	91,853

	03/31/2023		12/31/2022
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	346,417	68,420	334,783	63,401
U.S. Dollars	3,314	3,314	6,370	6,370
Others	6,796,576	22,304	1,826,954	22,082
Total		94,038		91,853

(i) Refers to an investment in Jupiter, a neobank for consumers in India, and an investment in Din Global ("dBank"), a Pakistani fintech company. As of March 31, 2023, the total fair value of these investments corresponded to US$22,213 (US$22,082 on December 31, 2022), classified as level 3 in the fair value hierarchy, as described in note 26.

24

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

b) Financial instruments at fair value to other comprehensive income ("FVTOCI")

	03/31/2023					12/31/2022
			Maturities
Financial instruments at FVTOCI	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds (i)
Brazil	6,360,351	6,367,689	-	2,709,515	3,658,174	8,222,115
United States of America	193,934	193,427	-	-	193,427	171,184
Mexico	1,495	1,376	-	-	1,376	1,382
Total government bonds	6,555,780	6,562,492	-	2,709,515	3,852,977	8,394,681

Corporate bonds and other instruments
Corporate bonds and debentures	860,103	845,056	-	107,203	737,853	788,948
Investment funds	248,231	248,231	16,421	-	231,810	302,779
Time deposit	246,420	246,153	-	246,153	-	445,531
Real estate and agribusiness certificate of receivables	14,210	14,211	-	-	14,211	15,199
Total corporate bonds and other instruments	1,368,964	1,353,651	16,421	353,356	983,874	1,552,457
Total financial instruments at FVTOCI	7,924,744	7,916,143	16,421	3,062,871	4,836,851	9,947,138

	03/31/2023		12/31/2022
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	34,354,546	6,785,279	45,527,868	8,622,049
U.S. Dollars	1,129,488	1,129,488	1,323,707	1,323,707
Others	24,832	1,376	26,949	1,382
Total		7,916,143		9,947,138

(i) Includes US$1,999,710 (US$2,252,464 on December 31, 2022) held by the subsidiaries for regulatory purposes, as required by the Brazilian Central Bank. It also includes Brazilian government securities margins pledged by the Group for transactions on the Brazilian stock exchange in the amount of US$129,924 (US$160,485 on December 31, 2022). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 26.

25

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

13. CREDIT CARD RECEIVABLES

a) Composition of receivables

	03/31/2023	12/31/2022

Receivables - current (i)	4,666,175	4,236,235
Receivables - installments (i)	4,882,951	4,259,979
Receivables - revolving (ii)	905,471	770,011
Total receivables	10,454,597	9,266,225
Fair value adjustment - portfolio hedge (note 18)	(18)	(51)
Total	10,454,579	9,266,174

Credit card ECL allowance
Presented as deduction of receivables	(1,296,127)	(1,033,102)
Presented as "Other liabilities"	(19,901)	(17,566)
Total credit card ECL allowance	(1,316,028)	(1,050,668)
Receivables, net	9,138,551	8,215,506
Total receivables presented as assets	9,158,452	8,233,072

(i) "Receivables - current" is related to purchases made and single installment pix (BACEN instant payments) financing by customers due on the next credit card billing date. “Receivables - installments” is related to purchases in installments which are financed by the merchant. Credit card receivables can be paid by our clients in up to 12, 24 and 36 monthly installments in Brazil, Mexico and Colombia, respectively. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder's subsequent monthly credit card statement. The Group makes the corresponding payments to the credit card network (see note 21) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables - installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate (fatura parcelada), in addition to bill financing, which comprise bills paid in installments through the credit card, and pix financing in more than one installment.

(ii) "Receivables - revolving" is related to the amounts due from customers that have not paid in full their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances that are outstanding for more than 2 months are mandatorily converted into fatura parcelada - a type of installment loan which is settled through the customer’s monthly credit card bills.

26

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

b) Breakdown by maturity

	03/31/2023		12/31/2022
	Amount	%	Amount	%
Installments not overdue due in:
<= 30 days	4,601,823	44.0%	4,036,414	43.6%
30 < 60 days	1,737,186	16.6%	1,604,056	17.3%
> 60 days	3,100,191	29.7%	2,823,966	30.5%
Total not overdue installments	9,439,200	90.3%	8,464,436	91.3%

Installments overdue by:
<= 30 days	315,549	3.0%	237,531	2.6%
30 < 60 days	126,330	1.2%	91,604	1.0%
60 < 90 days	89,257	0.9%	74,917	0.8%
> 90 days	484,261	4.6%	397,737	4.3%
Total overdue installments	1,015,397	9.7%	801,789	8.7%
Total	10,454,597	100.0%	9,266,225	100.0%

Overdue installments consist mainly of revolving balances, and not overdue installments consist mainly of current receivables and future bill installments (parcelado).

c) Credit loss allowance - by stages

As of March 31, 2023, the credit card ECL allowance totaled US$1,316,028 (US$1,050,668 as of December 31, 2022). The provision is estimated using modeling techniques, consistently applied, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored, to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the credit forums.

All receivables are classified through stages, where: (i) stage 1 include all receivables not classified in stages 2 and 3; (ii) stage 2 is primarily related to all receivables more than 30 (thirty), but less than 90 (ninety), days in arrears, or with an increase in client's behavior risk score compared to the time of the origination; and (iii) stage 3 when receivables are more than 90 (ninety) days in arrears, or there are indications that the financial asset will not be fully paid without a collateral or financial guarantee.

The majority of the Group's credit card portfolio was classified as stage 1, followed by stages 2 and 3, respectively as of March 31, 2023 and December 31, 2022. The proportion of stage 3 exposures increased to 6.9% on March 31, 2023 from 6.5% on December 31, 2022. The stage 3 movement is primarily due to credit expansions done in the past which are maturing in the portfolio, along with delinquency seasonality.

27

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	03/31/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	8,678,923	83.0%	384,559	29.2%	4.4%

Stage 2	1,052,863	10.1%	322,133	24.5%	30.6%
Absolute Trigger (Days Late)	292,621	27.8%	202,686	62.9%	69.3%
Relative Trigger (PD deterioration)	760,242	72.2%	119,447	37.1%	15.7%

Stage 3	722,811	6.9%	609,336	46.3%	84.3%
Total	10,454,597	100.0%	1,316,028	100.0%	12.6%

	12/31/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	7,750,270	83.6%	322,970	30.7%	4.2%

Stage 2	917,178	9.9%	254,181	24.2%	27.7%
Absolute Trigger (Days Late)	215,209	23.5%	140,167	55.1%	65.1%
Relative Trigger (PD deterioration)	701,969	76.5%	114,014	44.9%	16.2%

Stage 3	598,777	6.5%	473,517	45.1%	79.1%
Total	9,266,225	100.0%	1,050,668	100.0%	11.3%

d) Credit loss allowance - by credit quality vs. stages

	03/31/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	6,734,501	64.4%	132,828	10.1%	2.0%
Stage 1	6,717,844	99.8%	132,553	99.8%	2.0%
Stage 2	16,657	0.2%	275	0.2%	1.7%

Satisfactory (5% <= PD <= 20%)	1,715,881	16.4%	140,440	10.6%	8.2%
Stage 1	1,440,135	83.9%	119,377	85.0%	8.3%
Stage 2	275,746	16.1%	21,063	15.0%	7.6%

Higher Risk (PD > 20%)	2,004,215	19.2%	1,042,760	79.3%	52.0%
Stage 1	520,944	26.0%	132,629	12.7%	25.5%
Stage 2	760,460	37.9%	300,795	28.9%	39.6%
Stage 3	722,811	36.1%	609,336	58.4%	84.3%
Total	10,454,597	100.0%	1,316,028	100.0%	12.6%

28

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	12/31/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	6,097,909	65.8%	113,780	10.8%	1.9%
Stage 1	6,081,551	99.7%	113,525	99.8%	1.9%
Stage 2	16,358	0.3%	255	0.2%	1.6%

Satisfactory (5% <= PD <= 20%)	1,477,414	15.9%	118,825	11.2%	8.0%
Stage 1	1,227,610	83.1%	100,190	84.3%	8.2%
Stage 2	249,804	16.9%	18,635	15.7%	7.5%

Higher Risk (PD > 20%)	1,690,902	18.3%	818,063	78.0%	48.4%
Stage 1	441,109	26.1%	109,255	13.4%	24.8%
Stage 2	651,016	38.5%	235,291	28.8%	36.1%
Stage 3	598,777	35.4%	473,517	57.9%	79.1%
Total	9,266,225	100.0%	1,050,668	100.0%	11.3%

When compared to December 31, 2022, a change in the credit quality distribution is observed, with relative exposure moving to higher PD stages. This movement is explained in the item c) Credit loss allowance - by stages and changes to models. There is still a significant concentration of receivables at stage 1 based on credit quality. Receivables with satisfactory risk are distributed between stages 1 and 2, mostly at stage 1.

Defaulted assets at stage 3 are classified as higher risk. There is also a large proportion of stage 2 exposures classified as higher risk. Stage 1 receivables classified as higher risk are those customers with low credit risk scores.

29

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

e) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	03/31/2023
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of period	322,970	254,181	473,517	1,050,668
Transfers from Stage 1 to Stage 2	(40,956)	40,956	-	-
Transfers from Stage 2 to Stage 1	35,909	(35,909)	-	-
Transfers to Stage 3	(16,431)	(137,392)	153,823	-
Transfers from Stage 3	4,095	2,855	(6,950)	-
Write-offs	-	-	(174,938)	(174,938)
Net increase of loss allowance (note 7)	60,720	183,162	138,725	382,607
New originations (a)	19,827	472	-	20,299
Changes in exposure of preexisting accounts (b)	45,619	636	(16)	46,239
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(24,930)	173,295	115,968	264,333
Changes to models used in calculation (c)	20,204	8,759	22,773	51,736
Effect of changes in exchange rates (OCI)	18,252	14,280	25,159	57,691
Credit loss allowance at end of the period	384,559	322,133	609,336	1,316,028

	12/31/2022
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of year	127,358	126,392	136,929	390,679
Transfers from Stage 1 to Stage 2	(19,469)	19,469	-	-
Transfers from Stage 2 to Stage 1	38,029	(38,029)	-	-
Transfers to Stage 3	(22,691)	(64,523)	87,214	-
Transfers from Stage 3	6,148	1,659	(7,807)	-
Write-offs	-	-	(290,974)	(290,974)
Net increase of loss allowance (note 7)	190,073	203,018	545,988	939,079
New originations (a)	144,394	22,320	11,167	177,881
Changes in exposure of preexisting accounts (b)	115,746	4,813	2,400	122,959
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(97,269)	210,317	519,615	632,663
Changes to models used in calculation (c)	27,202	(34,432)	12,806	5,576
Effect of changes in exchange rates (OCI)	3,522	6,195	2,167	11,884
Credit loss allowance at end of the year	322,970	254,181	473,517	1,050,668

30

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	03/31/2022
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of period	127,358	126,392	136,929	390,679
Transfers from Stage 1 to Stage 2	(17,725)	17,725	-	-
Transfers from Stage 2 to Stage 1	19,409	(19,409)	-	-
Transfers to Stage 3	(3,519)	(54,338)	57,857	-
Transfers from Stage 3	595	338	(933)	-
Write-offs	-	-	(50,608)	(50,608)
Net increase of loss allowance (note 7)	34,497	105,331	30,228	170,056
New originations (a)	27,496	717	179	28,392
Net drawdowns, repayments, net remeasurement and movements due to risk changes	7,001	104,614	30,049	141,664
Changes to models used in calculation (c)	-	-	-	-
Effect of changes in exchange rates (OCI)	18,959	25,097	26,307	70,363
Credit loss allowance at end of the period	179,574	201,136	199,780	580,490

(a) Consider all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Reflects the movements in exposure of accounts that already existed in the beginning of the period, as increase in credit limits. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.

(c) Relates to methodology changes that occurred during the period, according to the Group’s processes of model monitoring.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	03/31/2023
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of period	7,750,270	917,178	598,777	9,266,225
Transfers from Stage 1 to Stage 2	(440,771)	440,771	-	-
Transfers from Stage 2 to Stage 1	199,883	(199,883)	-	-
Transfers to Stage 3	(53,612)	(227,005)	280,617	-
Transfers from Stage 3	5,156	3,580	(8,736)	-
Write-offs	-	-	(174,938)	(174,938)
Net change of gross carrying amount	850,562	73,470	(3,249)	920,783
Effect of changes in exchange rates (OCI)	367,435	44,752	30,340	442,527
Gross carrying amount at end of the period	8,678,923	1,052,863	722,811	10,454,597

31

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	12/31/2022
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	4,525,689	440,105	196,359	5,162,153
Transfers from Stage 1 to Stage 2	(377,421)	377,421	-	-
Transfers from Stage 2 to Stage 1	178,742	(178,742)	-	-
Transfers to Stage 3	(218,192)	(168,974)	387,166	-
Transfers from Stage 3	8,576	2,325	(10,901)	-
Write-offs	-	-	(290,974)	(290,974)
Net change of gross carrying amount	3,450,551	427,186	313,606	4,191,343
Effect of changes in exchange rates (OCI)	182,325	17,857	3,521	203,703
Gross carrying amount at end of the year	7,750,270	917,178	598,777	9,266,225

	03/31/2022
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of period	4,525,689	440,105	196,359	5,162,153
Transfers from Stage 1 to Stage 2	(260,158)	260,158	-	-
Transfers from Stage 2 to Stage 1	106,289	(106,289)	-	-
Transfers to Stage 3	(9,874)	(100,213)	110,087	-
Transfers from Stage 3	702	453	(1,155)	-
Write-offs	-	-	(50,608)	(50,608)
Net change of gross carrying amount	683,317	82,568	(10,847)	755,038
Effect of changes in exchange rates (OCI)	810,176	89,353	37,122	936,651
Gross carrying amount at end of the period	5,856,141	666,135	280,958	6,803,234

14. LOANS TO CUSTOMERS

	03/31/2023	12/31/2022
Lending to individuals	2,337,419	1,976,499
Loan ECL allowance	(315,911)	(300,223)
Total receivables	2,021,508	1,676,276
Fair value adjustment - portfolio hedge (note 18)	(1,317)	(2,836)
Total	2,020,191	1,673,440

32

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

a) Breakdown by maturity

The following table shows loans to customers by maturity on March 31, 2023, and December 31 2022, considering each installment individually.

	03/31/2023		12/31/2022
	Amount	%	Amount	%
Installments not overdue due in:
Less than 1 year	2,032,053	86.9%	1,697,288	85.9%
Between 1 and 5 years	213,265	9.1%	198,533	10.0%
Total not overdue installments	2,245,318	96.0%	1,895,821	95.9%

Installments overdue by:
<= 30 days	35,570	1.5%	30,509	1.5%
30 < 60 days	20,888	1.0%	18,191	1.0%
60 < 90 days	11,848	0.5%	13,315	0.7%
> 90 days	23,795	1.0%	18,663	0.9%
Total overdue installments	92,101	4.0%	80,678	4.1%
Total	2,337,419	100.0%	1,976,499	100.0%

b) Credit loss allowance - by stages

As of March 31, 2023, the loans to customers ECL allowance totaled US$315,911 (US$300,223 as of December 31, 2022). The provision is estimated using modeling techniques, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored, to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the credit forums.

All receivables are classified through stages. The explanation of each stage is set out in the Company’s accounting policies, as disclosed in the annual consolidated financial statements as of December 31, 2022.

The majority of the Group's loans to customers’ portfolio was classified as stage 1, followed by stages 2 and 3, respectively as of March 31, 2023 and December 31, 2022. The proportion of stage 1 exposures increased to 78.5% on March 31, 2023, from 77.0% on December 31, 2022. The stage 1 movement is primarily due to the growth of the portfolio into lower risk segments.

33

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	03/31/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	1,834,859	78.5%	82,881	26.3%	4.5%

Stage 2	381,460	16.3%	151,107	47.8%	39.6%
Absolute Trigger (Days Late)	89,271	23.4%	74,810	49.5%	83.8%
Relative Trigger (PD deterioration)	292,189	76.6%	76,297	50.5%	26.1%

Stage 3	121,100	5.2%	81,923	25.9%	67.6%
Total	2,337,419	100.0%	315,911	100.0%	13.5%

	12/31/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	1,521,040	77.0%	76,454	25.5%	5.0%

Stage 2	351,166	17.8%	148,233	49.3%	42.2%
Absolute Trigger (Days Late)	87,841	25.0%	75,612	51.0%	86.1%
Relative Trigger (PD deterioration)	263,325	75.0%	72,621	49.0%	27.6%

Stage 3	104,293	5.2%	75,536	25.2%	72.4%
Total	1,976,499	100.0%	300,223	100.0%	15.2%

c) Credit loss allowance - by credit quality vs stages

	03/31/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	1,063,204	45.5%	11,556	3.7%	1.1%
Stage 1	1,048,011	98.6%	11,271	97.5%	1.1%
Stage 2	15,193	1.4%	285	2.5%	1.9%

Satisfactory (5% <= PD <= 20%)	740,017	31.7%	44,548	14.1%	6.0%
Stage 1	666,397	90.1%	39,017	87.6%	5.9%
Stage 2	73,620	9.9%	5,531	12.4%	7.5%

Higher Risk (PD > 20%)	534,198	22.8%	259,807	82.2%	48.6%
Stage 1	120,451	22.5%	32,593	12.5%	27.1%
Stage 2	292,647	54.8%	145,291	55.9%	49.6%
Stage 3	121,100	22.7%	81,923	31.5%	67.6%
Total	2,337,419	100.0%	315,911	100.0%	13.5%

34

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	12/31/2022
	Gross Exposures	%	Credit loss allowance	%	Coverage Ratio
Strong (PD < 5%)	832,448	42.1%	9,344	3.1%	1.1%
Stage 1	819,605	98.5%	9,093	97.3%	1.1%
Stage 2	12,843	1.5%	251	2.7%	2.0%

Satisfactory (5% <= PD <= 20%)	642,099	32.5%	40,852	13.6%	6.4%
Stage 1	583,925	90.9%	36,228	88.7%	6.2%
Stage 2	58,174	9.1%	4,624	11.3%	7.9%

Higher Risk (PD > 20%)	501,952	25.4%	250,027	83.3%	49.8%
Stage 1	117,510	23.4%	31,133	10.4%	26.5%
Stage 2	280,149	55.8%	143,358	47.8%	51.2%
Stage 3	104,293	20.8%	75,536	25.2%	72.4%
TOTAL	1,976,499	100.0%	300,223	100.0%	15.2%

Most of the credit quality of this portfolio is classified as satisfactory, followed by strong and higher risk loans. Receivables with satisfactory and strong risk have a high distribution of stage 1. As of March 31, 2023, the total gross carrying amount of the portfolio increased by 18.3%, or US$360,920 in comparison to December 31, 2022.

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the provision for credit losses by the stages of the financial instruments. The explanation of each stage and the basis for determining transfers due to changes in credit risk is set out in the Company’s accounting policies, as disclosed in the annual consolidated financial statements as of December 31, 2022.

	03/31/2023
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	76,454	148,233	75,536	300,223
Transfers from Stage 1 to Stage 2	(21,812)	21,812	-	-
Transfers from Stage 2 to Stage 1	11,967	(11,967)	-	-
Transfers to Stage 3	(5,451)	(86,237)	91,688	-
Transfers from Stage 3	1,075	1,631	(2,706)	-
Write-offs	-	-	(106,614)	(106,614)
Net increase of loss allowance (note 7)	17,283	71,352	20,695	109,330
New originations (a)	142,123	7,050	146	149,319
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(123,262)	67,361	22,049	(33,852)
Changes to models used in calculation (b)	(1,578)	(3,059)	(1,500)	(6,137)
Effect of changes in exchange rates (OCI)	3,365	6,283	3,324	12,972
Credit loss allowance at end of the period	82,881	151,107	81,923	315,911

35

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

The table above presents the loss allowance considering the change in estimate of recovery and the partial write-off of receivables in arrears for more than 120 days, as disclosed in the Annual Financial Statements. Due to the change in estimate implemented on June 30, 2022, there was an additional write-off of US$139,436 recognized on that date. The total impact of the change in estimate, through December 31, 2022 and March 31, 2023 were to increase write-offs by US$278,560 and US$279,031, respectively; resulting in an increase of US$1,925 in write-offs for the three-month period ended March 31, 2023.

	12/31/2022
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of year	68,926	72,935	55,675	197,536
Transfers from Stage 1 to Stage 2	(6,642)	6,642	-	-
Transfers from Stage 2 to Stage 1	5,946	(5,946)	-	-
Transfers to Stage 3	(18,294)	(60,238)	78,532	-
Transfers from Stage 3	647	619	(1,266)	-
Write-offs	-	-	(408,605)	(408,605)
Net increase of loss allowance (note 7)	21,986	131,510	348,347	501,843
New originations (a)	217,837	45,537	9,176	272,550
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(212,730)	82,776	337,509	207,555
Changes to models used in calculation (b)	16,879	3,197	1,662	21,738
Effect of changes in exchange rates (OCI)	3,885	2,711	2,853	9,449
Credit loss allowance at end of the year	76,454	148,233	75,536	300,223

	03/31/2022
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	68,926	72,935	55,675	197,536
Transfers from Stage 1 to Stage 2	(16,907)	16,907	-	-
Transfers from Stage 2 to Stage 1	5,797	(5,797)	-	-
Transfers to Stage 3	(2,902)	(43,553)	46,455	-
Transfers from Stage 3	41	850	(891)	-
Write-offs	-	-	(11,696)	(11,696)
Net increase of loss allowance (note 7)	14,199	79,783	15,451	109,433
New originations (a)	94,881	9,946	23	104,850
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(80,682)	69,837	15,428	4,583
Changes to models used in calculation (b)	-	-	-	-
Effect of changes in exchange rates (OCI)	12,150	18,275	14,819	45,244
Credit loss allowance at end of the period	81,304	139,400	119,813	340,517

36

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Relates to methodology changes that occurred during the period, according to the Group’s processes of model monitoring.

The following tables present changes in the gross carrying amount of the lending portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	03/31/2023
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	1,521,040	351,166	104,293	1,976,499
Transfers from Stage 1 to Stage 2	(187,645)	187,645	-	-
Transfers from Stage 2 to Stage 1	72,813	(72,813)	-	-
Transfers to Stage 3	(12,482)	(108,394)	120,876	-
Transfers from Stage 3	1,179	1,781	(2,960)	-
Write-offs	-	-	(106,614)	(106,614)
Net increase of gross carrying amount	368,482	6,625	714	375,821
Effect of changes in exchange rates (OCI)	71,472	15,450	4,791	91,713
Gross carrying amount at end of the period	1,834,859	381,460	121,100	2,337,419

	12/31/2022
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	1,129,522	200,040	62,788	1,392,350
Transfers from Stage 1 to Stage 2	(63,015)	63,015	-	-
Transfers from Stage 2 to Stage 1	31,475	(31,475)	-	-
Transfers to Stage 3	(149,355)	(112,901)	262,256	-
Transfers from Stage 3	735	701	(1,436)	-
Write-offs	-	-	(408,605)	(408,605)
Net increase of gross carrying amount	515,802	223,713	186,632	926,147
Effect of changes in exchange rates (OCI)	55,876	8,073	2,658	66,607
Gross carrying amount at end of the year	1,521,040	351,166	104,293	1,976,499

37

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	03/31/2022
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	1,129,522	200,040	62,788	1,392,350
Transfers from Stage 1 to Stage 2	(174,916)	174,916	-	-
Transfers from Stage 2 to Stage 1	42,791	(42,791)	-	-
Transfers to Stage 3	(8,023)	(59,305)	67,328	-
Transfers from Stage 3	47	970	(1,017)	-
Write-offs	-	-	(11,696)	(11,696)
Net increase of gross carrying amount	304,545	43,687	1,255	349,487
Effect of changes in exchange rates (OCI)	215,452	47,162	16,739	279,353
Gross carrying amount at end of the period	1,509,418	364,679	135,397	2,009,494

15. COMPULSORY AND OTHER DEPOSITS AT CENTRAL BANKS

	03/31/2023	12/31/2022

Compulsory deposits	2,159,408	2,026,516
Reserve at BACEN	512,260	751,503
Total	2,671,668	2,778,019

Compulsory deposits are required by BACEN based on the amount of RDB held by Nu Financeira.

Reserve at BACEN relates to the Instant Payments Account, which is required by BACEN to support instant payment operations.

16. OTHER RECEIVABLES

	03/31/2023	12/31/2022

Other receivables	1,078,801	522,734
ECL Allowance - Other receivables	(2,120)	(1,064)
Total	1,076,681	521,670

Other receivables in the amount of US$1,078,801 (US$522,734 as of December 31, 2022), with an ECL allowance of US$2,120 (US$1,064 as of December 31, 2022), are related to the acquisition of credit card receivables from acquirers at a discount to face value. As of March 31, 2023 and 2022, the total amount of the Group's exposure was classified as stage 1 and there was no transfer between stages for either of the three-month periods ended March 31, 2023 and 2022.

38

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

17. OTHER ASSETS

	03/31/2023	12/31/2022

Deferred expenses (i)	170,465	157,439
Taxes recoverable	181,393	245,967
Advances to suppliers and employees	21,303	22,662
Prepaid expenses	73,234	61,744
Judicial deposits (note 23)	19,781	18,864
Other assets	34,049	35,227
Total	500,225	541,903

(i) Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s useful life, adjusted for any cancellations.

39

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

18. DERIVATIVE FINANCIAL INSTRUMENTS

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified as at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income (loss). The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure and certain software licenses used by Nu (hedge of foreign currency risk), to hedge interest of the fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

	03/31/2023
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Future	398,955	93	4
Exchange rate contracts - Future	143,572	72	885
Interest rate contracts - Swap	10,488	-	1
Equity - Total Return Swap (TRS)	26,736	700	8,402
Currency - Non-deliverable forward contract (NDF)	166,600	624	-
Warrants (i)	100,000	9,610	-

Derivatives held for hedging
Designated as cash flow hedge
Exchange rate contracts - Future	189,895	18	1,024
Equity - Total Return Swap (TRS)	62,990	3,489	-

Designated as portfolio hedge
DI - Future - notes 13 and 14	1,147,279	80	28
Total	2,246,515	14,686	10,344

40

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	12/31/2022
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Future	792,559	27	105
Exchange rate contracts - Future	111,634	917	51
Interest rate contracts - Swap	10,056	50	-
Currency - Non-deliverable forward contract (NDF)	113,682	11,228	24
Warrants (i)	100,000	27,908	-

Derivatives held for hedging
Designated as cash flow hedge
Exchange rate contracts - Future	129,459	1,209	182
Equity - Total Return Swap (TRS)	89,726	145	9,017

Designated as portfolio hedge
DI - Future - notes 13 and 14	1,551,521	1	46
Total	2,898,637	41,485	9,425

Futures contracts are traded on the B3, having B3 as the counterparty. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Swaps of interest risk contracts are settled on a daily basis and are traded over the counter with financial institutions as counterparties.

Nu Holdings entered into non-deliverable forward contracts to hedge intercompany loans with Nu Colombia in US dollars with a settlement in December 2023.

Swap TRS contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties, see more details in item d.

(i) Warrants

In September 2021, Nu entered into an agreement with Creditas Financial Solutions Ltd. (and/or its affiliates in Latin America, or together, “Creditas”) through which Nu will distribute certain financial products offered by Creditas to its customers in Latin America. These include affordable retail collateralized loans, such as home and auto equity loans, auto financing, motorcycle financing and payroll loans.

The agreement also provided that Nu would invest in Creditas’ securitization vehicles, becoming the holder of the senior quotas of the fund. As of March 31, 2023 the Company had a total of US$184,224 invested in Creditas’ securitization vehicles presented as FVTOCI.

41

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

In addition, Nu was granted warrants that provide the right to acquire an equity interest equivalent to up to 7.7% of Creditas, on a fully diluted basis, under a pre-agreed valuation, proportional to fifty percent of the amount invested in the securitization vehicles and products distributed. The notional of the warrants is US$100,000 and is presented in the table above. Nu can exercise the warrants at any time, but the expiration date is 2 years after the issuance date.

As of March 31, 2023, the warrants' fair value was US$9,610 (US$27,908 as of December 31, 2022) calculated using a Black Scholes model, classified as level 3 on the fair value hierarchy, as shown in note 26. The Company recognized a fair value loss of US$18,298 during the three-month period ended March 31, 2023. The reduction in the warrant’s fair value resulted from updates in the assumptions used in the related option pricing model, including the reduction in the remaining exercise period of the warrants, which expire in September 2023.

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	03/31/2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts - Future	217,148	104,929	19,292	341,369
Exchange rate contracts - Future	333,467	-	-	333,467
Interest rate contracts - Swap	-	-	10,488	10,488
Currency - Non-deliverable forward contract (NDF)	-	166,600	-	166,600
Warrants	-	100,000	-	100,000
Total assets	550,615	371,529	29,780	951,924

Liabilities
Equity - Total Return Swap (TRS)	89,726	-	-	89,726
Interest rate contracts - Future	45,271	-	12,315	57,586
DI - Future - notes 13 and 14	579,390	510,709	57,180	1,147,279
Total liabilities	714,387	510,709	69,495	1,294,591
Total	1,265,002	882,238	99,275	2,246,515

42

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	12/31/2022
	Up to 3 months	3 to 12 months	Over 12 months	Total

Assets
Interest rate contracts - Future	332,497	73,286	348	406,131
Exchange rate contracts - Future	241,093	-	-	241,093
Interest rate contracts - Swap	-	-	10,056	10,056
Currency - Non-deliverable forward contract (NDF)	113,682	-	-	113,682
Warrants	-	-	100,000	100,000
Total assets	687,272	73,286	110,404	870,962

Liabilities
Equity - Total Return Swap (TRS)	-	89,726	-	89,726
Interest rate contracts - Swap	-	-	-	-
Interest rate contracts - Future	27,776	256,240	102,412	386,428
DI - Future - notes 13 and 14	590,015	858,278	103,228	1,551,521
Total liabilities	617,791	1,204,244	205,640	2,027,675
Total	1,305,063	1,277,530	316,044	2,898,637

The table below shows the breakdown by maturity of the fair value amounts:

	03/31/2023
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	4,189	-	4,189
Interest rate contracts - Swap	-	-	-
Interest rate contracts - Future	2	91	93
Exchange rate contracts - Future	90	-	90
Currency - Non-deliverable forward contract (NDF)	624	-	624
Warrants	9,610	-	9,610
DI - Future - notes 13 and 14	46	34	80
Total assets	14,561	125	14,686

Liabilities
Equity - Total Return Swap (TRS)	-	-	-
Interest rate contracts - Swap	-	1	1
Interest rate contracts - Future	3	1	4
Exchange rate contracts - Future	1,909	-	1,909
Currency - Non-deliverable forward contract (NDF)	8,402	-	8,402
DI - Future - notes 13 and 14	-	28	28
Total liabilities	10,314	30	10,344

43

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	12/31/2022
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	145	-	145
Interest rate contracts - Swap	-	50	50
Interest rate contracts - Future	27	-	27
Exchange rate contracts - Future	2,126	-	2,126
Currency - Non-deliverable forward contract (NDF)	11,228	-	11,228
Warrants	-	27,908	27,908
Interest rate contracts - Future - portfolio hedge	1	-	1
Total assets	13,527	27,958	41,485

Liabilities
Equity - Total Return Swap (TRS)	9,017	-	9,017
Interest rate contracts - Future	17	88	105
Exchange rate contracts - Future	233	-	233
Currency - Non-deliverable forward contract (NDF)	24	-	24
DI - Future - notes 13 and 14	46	-	46
Total liabilities	9,337	88	9,425

Analysis of derivatives designated as hedges

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, primarily related to the cloud infrastructure and certain software licenses used by Nu. The Group managed its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign exchange contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions, and are exchange-traded and fair value movements are settled on a daily basis.

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedging instrument. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

44

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	Three-month period ended	Year ended
	03/31/2023	12/31/2022

Balance at beginning of the period	(2,610)	1,487
Fair value change recognized in OCI during the period	(10,365)	(20,924)

Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period	2,801	14,012
to "Customer support and operation"	2,352	6,769
to "General and administrative expenses"	502	7,778
Effect of changes in exchange rates (OCI)	(53)	(535)

Deferred income taxes	3,026	2,815

Balance at end of the period	(7,148)	(2,610)

The future transactions that are the object of the hedge are:

	03/31/2023			12/31/2022
	Up to 3 months	3 to 12 months	Total	Total
Expected foreign currency transactions	71,387	118,708	190,095	129,459
Total	71,387	118,708	190,095	129,459

b) Hedge of portfolio's interest rate risk

The Group holds portfolios of customers’ lending and refinancing of credit cards receivables at fixed interest rates, which creates market risk due to changes in the Brazilian interbank deposits’ (CDI) benchmark rate. Thus, to protect the fixed rate risk from CDI variation, the Group entered into future DI contracts to offset the market risk, and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items which are adjusted to reflect changes in CDI.

The Group’s overall hedging strategy is to reduce fair value changes of the part of the fixed rate portfolio as if they were floating rate instruments linked to the attributable benchmark rates. As such, in order to reflect the dynamic nature of the hedged portfolio, the strategy is to rebalance the future DI contracts and evaluate the allocated amount by the credit portfolio. Additionally, ineffectiveness could arise from the disparity between expected and actual prepayments (prepayment risk).

45

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

In accordance with its hedging strategy, the Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale of new future DI contracts will be assessed, to counterbalance the hedged item’s market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined on hedge documentation.

The effectiveness test for the hedge is done in a prospective and retrospective way. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged object and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged object is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated statement of profit or loss in "Interest income and gains (losses) on financial instruments - financial assets at fair value". In addition, the cumulative change in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

Effectiveness ratio - changes in fair value

	03/31/2023
	Derivative object hedge	Fair value adjustment to the hedge object		Derivative hedge instrument
		Asset	Liability	Fair value variation	Effectiveness
Interest rate risk
Interest rate contracts - Future - portfolio hedge - credit card	36,351	(18)	-	6	100.0%
Interest rate contracts - Future - portfolio hedge - loan	701,042	(1,317)	-	716	99.0%
Total	737,393	(1,335)	-	722

c) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

46

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate and social security taxes. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

	Three-month period ended	Year ended
	03/31/2023	12/31/2022

Balance at beginning of the period	(4,876)	-
Fair value change recognized in OCI during the period	12,360	(8,871)
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period (i)	(5,675)	3,995

Balance at end of the period	1,809	(4,876)

(i) Presented as share-based compensation in general and administrative expenses.

Expected cash disbursement

	03/31/2023				12/31/2022
	Up to 1 year	1 to 3 years	Above 3 years	Total	Total

Expected cash disbursement for Corporate Social Contributions over Employee Income payments	38,914	30,157	-	69,071	59,058
Total	38,914	30,157	-	69,071	59,058

19. INSTRUMENTS ELIGIBLE AS CAPITAL

	03/31/2023	12/31/2022
Financial liabilities at fair value through profit or loss
Instruments eligible as capital	2,932	11,507
Total	2,932	11,507

There were no defaults or breaches of instruments eligible as capital or on any financial liability during the three-month period ended March 31, 2023 and year ended December 31, 2022.

47

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

In June 2019, the subsidiary Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,824 at the issuance date, which was approved as Tier 2 capital by the Brazilian Central Bank in September 2019, for the purposes of calculation of regulatory capital. The note bears a fixed interest rate of 12.8%, matures in 2029, and is callable in 2024.

The Group designated the instruments eligible as capital at fair value through profit (loss) at its initial recognition. The losses of fair value changes arising from its own credit risk in the amount of US$45 were recorded in other comprehensive income (gains of US$8,192 in the year ended December 31, 2022). All other fair value changes and interests in the amount of US$2,985 (US$7,310 in the year ended December 31, 2022) were recognized as profit (loss).

	Three-month period ended	Year ended
	03/31/2023	12/31/2022
Balance at beginning of the period	11,507	12,056
Interest accrued, net of gain from repurchase	(3,030)	(882)
Fair value changes	45	8,192
Own credit transferred to OCI	(45)	(2,008)
Repurchase	(5,870)	-
Effect of changes in exchange rates (OCI)	325	(5,851)
Balance at end of the period	2,932	11,507

20. FINANCIAL LIABILITIES AT AMORTIZED COST – DEPOSITS

	03/31/2023	12/31/2022

Deposits by customers
Bank receipt of deposits (RDB)	14,520,723	14,273,959
Deposits in electronic money	1,236,940	1,534,582
Total	15,757,663	15,808,541

In June 2019, Nu Financeira's RDB was launched as an investment option in NuConta. After the compulsory deposits requirements (see note 15), unlike the deposits in electronic money, Nu may or may not invest the remaining resources from RDB’s deposits in government securities. They can be used as a financing source for the lending and credit card operations, instead. RDB’s deposits have guarantees from the Brazilian Deposit Guarantee Fund (“FGC”) and the return is 100% of the CDI as of the thirty-first day, also considering the retroactive yield from the first thirty days on the unused deposit balances, with the exception of 'money boxes' modality that has daily return.

In September 2020, Nu Financeira launched a new investment option – a RDB with a defined future maturity date. In March 2023, RDBs had maturities of up to 27 months and a weighted average interest rate of 103% as of March 31, 2023 (and 104% on December 31, 2022) of the Brazilian CDI rate.

48

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

Deposits in electronic money include NuConta (Brazil and Mexico) and Conta NuInvest amounts, the latter corresponding to on-demand deposits of the Groups’ investment brokerage clients. In Brazil, those deposits are required by BACEN to be invested in Brazilian government bonds (see note 12b) and the return is also 100% of the CDI as of the thirty-first day, also considering the retroactive yield from the first thirty days on the unused deposit balances. In Mexico there is no requirement to invest the deposits in specific assets, they can be used as a financing source for the credit card operations, and the return is the Interbank Equilibrium Interest Rate "TIIE" - 2%, as of March 31, 2023.Deposits in electronic money through NuConta and part of the RDBs, correspond to customer deposits on-demand with daily maturity made in the prepaid account, denominated in Brazilian reais.

Breakdown by maturity

	03/31/2023
	Up to 12 months	Over 12 months	Total
Deposits by customers
Deposits in electronic money	1,236,940	-	1,236,940
Bank receipt of deposits (RDB)	14,418,755	101,968	14,520,723
Total	15,655,695	101,968	15,757,663

	12/31/2022
	Up to 12 months	Over 12 months	Total
Deposits by customers
Deposits in electronic money	1,534,582	-	1,534,582
Bank receipt of deposits (RDB)	14,160,805	113,154	14,273,959
Total	15,695,387	113,154	15,808,541

21. FINANCIAL LIABILITIES AT AMORTIZED COST – PAYABLES TO NETWORK

	03/31/2023	12/31/2022

Payables to credit card network (i)	6,781,841	7,054,783
Payables to clearing houses	89,985	-
Total	6,871,826	7,054,783

(i) Corresponds to the amount payable to the acquirers related to credit and debit card transactions. Credit card payables are settled according to the transaction installments, substantially in up to 27 days for Brazilian transactions with no installments and 1 business day for international transactions. Sales in installments (parcelado) have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian operations, the amounts are settled in 1 business day. The segregation of the settlement is shown in the table below:

49

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

Payables to credit card network	03/31/2023	12/31/2022

Up to 30 days	3,552,550	3,829,398
30 to 90 days	1,710,811	1,741,186
More than 90 days	1,518,480	1,484,199
Total	6,781,841	7,054,783

Collateral for credit card operations

As of March 31, 2023, the Group had US$309 (US$305 on December 31, 2022) of security deposits granted in favor of Mastercard. These security deposits are measured at fair value through profit (loss) and are held as collateral for the amounts payable to the network and can be replaced by other security deposits with similar characteristics. The average remuneration rate of those security deposits was 0.36% per month in the three-month period ended March 31, 2023 (0.31% on December 31, 2022).

22. FINANCIAL LIABILITIES AT AMORTIZED COST – BORROWINGS AND FINANCING

	03/31/2023	12/31/2022

Borrowings and financing	651,181	585,568
Total	651,181	585,568

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	03/31/2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (i)	79	36,134	90,614	126,827
Syndicated loan (ii)	115	626	523,613	524,354
Total borrowings and financings	194	36,760	614,227	651,181

	12/31/2022
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (i)	3,100	32,632	82,462	118,194
Syndicated loan (ii)	103	2,494	464,777	467,374
Total borrowings and financings	3,203	35,126	547,239	585,568

(i) Corresponds to two term loan credit facilities obtained by subsidiary Nu Servicios and reassigned to Nu Financiera, in Mexican pesos.

50

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

(ii) Corresponds to two syndicated credit facilities. The first, in which Nu’s subsidiaries in Colombia and Mexico are the borrowers and the Company is acting as guarantor, the total amount of the credit facility is US$650,000, out of which US$ 625,000 is allocated to Nu Mexico and US$ 25,000 to Nu Colombia. The second, in which Nu Colombia SA has been granted a 3-year facility, the total amount corresponds to US$150,000 from IFC (International Finance Corporation), guaranteed by the Company.

The terms and conditions of the loans outstanding as of March 31, 2023, are as follows:

	03/31/2023
Borrowings and financing	Country	Currency	Interest rate	Maturity	Principal amount

Term loan credit facility	Mexico	MXN	TIIE 182 + 1.0% up to 1.45%	July 2023 up to November 2024	110,000
Syndicated loan	Mexico	MXN	TIIE 91 + 1.00%	April 2025	435,000
Syndicated loan	Colombia	COP	IBR (1) + 1.0% up to 3.59%	April 2025 up to January 2026	45,000
(1)	IBR: Bank Reference Indicator (Indicador Bancario de Referencia).

Changes to borrowings and financings are as follows:

	03/31/2023
	Term loan credit facility	Syndicated loan	Total

Balance at beginning of the period	118,194	467,374	585,568
New borrowings	-	19,713	19,713
Payments – principal	-	-	-
Payments – interest	(4,387)	(14,416)	(18,803)
Interest accrued	3,527	15,162	18,689
Transaction costs	-	(737)	(737)
Effect of changes in exchange rates (OCI)	9,493	37,258	46,751
Balance at end of the period	126,827	524,354	651,181

51

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	12/31/2022
	Bills of exchange	Term loan credit facility	Bank borrowings	Syndicated loan	Total

Balance at beginning of the year	10,400	136,843	-	-	147,243
Addition due to business combination	-	-	4,729	-	4,729
New borrowings	-	121,142	-	460,000	581,142
Payments – principal	(9,447)	(146,078)	(4,458)	-	(159,983)
Payments – interest	(1,889)	(8,301)	(568)	(19,998)	(30,756)
Interest accrued	42	8,340	158	22,534	31,074
Effect of changes in exchange rates (OCI)	894	6,248	139	4,838	12,119
Balance at end of the year	-	118,194	-	467,374	585,568

Covenants

The restrictive clauses (covenants) associated with the Group's debt contracts establish the maintenance of minimum financial indicators resulting from its capital, funding and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators according to each contract. The Group was compliant with such restrictive clauses as of March 31, 2023, and December 31, 2022.

Guarantees

The Company is guarantor to the above-mentioned borrowings from Colombia and Mexico. The subsidiary Nu Pagamentos is also a guarantor to certain term loan credit facilities.

23. PROVISION FOR LAWSUITS AND ADMINISTRATIVE PROCEEDINGS

	03/31/2023	12/31/2022

Tax risks	16,423	15,747
Civil risks	3,422	2,096
Labor risks	143	104
Total	19,988	17,947

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving tax, civil and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflow, if any, for civil and labor risk.

52

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

a) Provision

Regarding tax risks, a provision in the amount of US$16,423 as of March 31, 2023 (US$15,747 on December 31, 2022) mainly refers to a potential legal obligation related to the increase in the contribution of certain Brazilian taxes (PIS and COFINS). The Group has a judicial deposit in the amount related to this claim, as shown below in item c). In June 2019, Nu withdrew the lawsuit and is currently awaiting the release of the judicial deposits to the Brazilian Tax Authorities.

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment and inputs from Nu’s external legal advisors, the Group has provisioned US$3,422 (US$2,096 on December 31, 2022) considered sufficient to cover estimated losses from civil suits deemed probable.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	03/31/2023			12/31/2022
	Tax	Civil	Labor	Tax	Civil	Labor

Balance at beginning of the period	15,747	2,096	104	17,081	980	21
Additions	-	1,486	61	-	1,942	100
Payments / Reversals	-	(281)	(27)	(2,341)	(857)	(18)
Effect of changes in exchange rates (OCI)	676	121	5	1,007	31	1
Balance at end of the period	16,423	3,422	143	15,747	2,096	104

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$11,424 and US$2,859, respectively (US$7,128 and US$1,814 on December 31, 2022). Based on management’s assessment and inputs from the Group’s external legal advisors, no provision was recognized for those lawsuits as of March 31, 2023, and December 31, 2022.

As of March 31, 2023, the total amount of judicial deposits shown as “Other assets” (note 17) is US$19,780 (US$18,864 on December 31, 2022) and is substantially related to the tax proceedings.

24. Deferred income

	03/31/2023	12/31/2022
Deferred revenue from rewards program	41,742	34,546
Deferred annual fee from reward program	3,290	3,283
Other deferred income	2,090	3,859
Total	47,122	41,688

53

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

Deferred revenue from rewards programs is related to the Group's reward program for its credit card customers, called "Rewards". The program consists of accumulating points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to US$0.20 as of March 31, 2023 (US$0.19 as of December 31, 2022)) equal to 1 point and cashbacks. The points do not expire, and there is no limit on the number of Rewards an eligible card member can earn. Deferred annual fees from reward program comprise amounts related to the rewards fees which are paid annually by customers until they are earned.

The redemption of the points occurs when the customers use them in various expense categories, such as air tickets, hotels, transportation services, and music.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends, current enrollee redemption behavior, among others. The estimated financial value is recorded in the profit or loss when the performance obligation is satisfied, which is when the reward points are redeemed.

25. RELATED PARTIES

In the ordinary course of business, the Group may have issued credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, as well as the deposits and other products, as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, "Basis of consolidation", all companies from the Group are consolidated in these unaudited interim condensed consolidated financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated in the unaudited interim condensed consolidated financial statements.

In 2023, the exchange differences arising from intercompany loans between entities of the group with different functional currencies are shown as “Interest income and gains (losses) on financial instruments” in the statement of profit (loss).

a) Transactions with other related parties

	03/31/2023	12/31/2022
	Assets/ (Liabilities)

Others	-	316

	03/31/2023	12/31/2022
	Revenues (expenses)

Others	-	(1,112)

54

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

As of March 31, 2023 the Company did not have any transaction with other related parties. On June 30, 2021, the Group entered into a service and naming rights agreement with Rodamoinho Produtora de Eventos Ltda., owned by a former member of the Company’s Board of Directors ("Board"). This director has not been a member of the Board since September, 2022, when the Company ceased recognizing Rodamoinho as a related party. In addition, the Group did not make payments for Reprograma, a philanthropic project managed by a family member of the Company’s controlling shareholder, in the three-month period ended March 31, 2023.

26. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of March 31, 2023 and December 31, 2022 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of March 31, 2023, and December 31, 2022. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, other financial assets at amortized cost, deposits in electronic money, RDB and borrowings and financing, because their carrying amounts are a reasonable approximation of fair value.

	03/31/2023			12/31/2022
	Carrying amount	Fair value - Level 2	Fair value - Level 3	Carrying amount	Fair value - Level 2	Fair value - Level 3
Assets
Compulsory and other deposits at central banks	2,671,668			2,778,019
Credit card receivables (i)	9,158,470	-	9,109,455	8,233,123	-	8,204,077
Loans to customers (i)	2,021,508	-	2,238,328	1,676,276	-	1,920,518
Other receivables	1,076,681	-	1,078,339	521,670	-	522,359
Other financial assets	102,592			478,283
Total	15,030,919	-	12,426,122	13,687,371	-	10,646,954

Liabilities
Deposits in electronic money	1,236,940			1,534,582
Bank receipt of deposits (RDB)	14,520,723			14,273,959
Payables to network	6,871,826	6,472,107	-	7,054,783	6,399,704	-
Borrowings and financing	651,181			585,568
Total	23,280,670	6,472,107	-	23,448,892	6,399,704	-
(i)	It excludes the fair value adjustment from the hedge accounting.

55

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

The book value from credit card receivables and loans to customers includes the amounts that are the hedge items of the portfolio hedge, described in note 18. The credit risk components for both receivables are not part of the hedge strategy.

Borrowings and financing fair value is equal to the book value given that any prepayment shall be equal to the total outstanding amount. The fair value of floating rate demand deposits are assumed to be equal to carrying amounts.

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card: The fair values of credit card receivables and payables to network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and a credit spread. For payables, cash flows are also discounted by the Group's own credit spread. For past due receivables, the Group used the recovery rate of late payments as an input that is not directly observable and was estimated using the Group's internal databases.

Loans to customers: Fair value is estimated based on groups of clients with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the risk-free interest rate curve and a credit spread. For past due receivables, the Group used the recovery rate of late payments as an input that is not directly observable and was estimated using the Group's internal databases.

Other receivables: Fair value is calculated by discounting future cash flows by a risk free interest rate and a credit spread.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of March 31, 2023, and December 31, 2022, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

56

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	03/31/2023
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets
Government bonds
Brazil	6,367,862	-	-	6,367,862
United States	193,427	-	-	193,427
Mexico	1,376	-	-	1,376

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	3,135	-	3,135
Investment funds	-	260,981	-	260,981
Time deposit	-	246,153	-	246,153
Bill of credit (LC)	-	2	-	2
Real estate and agribusiness certificate of receivables (CRIs/CRAs)	6,297	14,211	-	20,508
Real estate and agribusiness letter of credit (LCIs/LCAs)	-	203	-	203
Corporate bonds and debentures	662,201	232,120	-	894,321
Equity instrument	-	-	22,213	22,213
Derivative financial instruments	263	4,813	9,610	14,686
Collateral for credit card operations	-	309	-	309

Liabilities
Derivative financial instruments	1,941	8,403	-	10,344
Instruments eligible as capital	-	2,932	-	2,932
Repurchase agreements	-	144,159	-	144,159

57

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	12/31/2022
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets
Government bonds
Brazil	8,222,278	-	-	8,222,278
United States	171,184	-	-	171,184
Mexico	1,382	-	-	1,382

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	3,712	-	3,712
Investment funds	-	302,779	-	302,779
Time deposit	-	446,436	-	446,436
Bill of credit (LC)	-	138	-	138
Real estate and agribusiness certificate of receivables (CRIs/CRAs)	2	32,173	-	32,175
Real estate and agribusiness letter of credit (LCIs/LCAs)	-	1,197	-	1,197
Corporate bonds and debentures	676,953	158,675	-	835,628
Equity instrument	-	-	22,082	22,082
Derivative financial instruments	2,154	11,423	27,908	41,485
Collateral for credit card operations	-	305	-	305

Liabilities
Derivative financial instruments	384	9,041	-	9,425
Instruments eligible as capital	-	11,507	-	11,507
Repurchase agreements	-	197,242	-	197,242

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as level 1. Therefore, all the government bonds and some corporate bonds are included in level 1 as they are traded in active markets. Brazilian securities values are the published prices by the 'Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais' (“Anbima”). For US, Mexico and Colombia bonds, fair values are the published prices by Bloomberg. Other corporate bonds and investment fund shares, whose valuation is based on observable data, such as interest rates and interest rate curves are classified as level 2.

Derivatives: Derivatives traded on stock exchanges are classified as level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Interest rate OTC Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as level 2. The embedded derivative conversion feature from the senior preferred share was calculated based on methodologies for the share price described in note 10. The options related to the warrant from Creditas Partnership are fair valued using a Black-Scholes model and are classified as level 3.

58

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

Equity instrument: For the fair value of the equity instrument, the Group used contractual conditions as inputs that are not directly observable, and therefore it is classified as level 3.

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows are discounted by a risk-free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit (loss) in the initial recognition (fair value option). The fair value is the transaction value itself given that it is a short-term one day agreement.

Repurchase agreements: The fair value is the transaction value itself given that repurchase agreement is a collateralized short-term one day agreement.

c) Transfers between levels of the fair value hierarchy

For the three-month period ended March 31, 2023 and year ended December 31, 2022, there were no transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

27. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in the unaudited interim condensed consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences are expected to reverse.

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian income tax rate of 40% for the three-month periods ended March 31, 2023 and 2022:

59

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

	Three-month period ended
	03/31/2023	03/31/2022
Profit (loss) before income tax	243,629	(67,651)
Tax rate (i)	40%	40%
Income tax benefit	(97,452)	27,060

Permanent additions/exclusions
Share-based payments	(6,517)	(10,907)
Operational losses and others	(3,812)	(2,201)
Foreign exchange variation on investments abroad	1,777	3,974
Effect of different tax rates - subsidiaries and parent company	3,382	4,972
Other non-deductible expenses	744	(251)
Income tax	(101,878)	22,647

Current tax expense	(205,864)	(99,052)
Deferred tax benefit	103,986	121,699
Income tax in the statement of profit or loss	(101,878)	22,647
Deferred tax recognized in OCI	3,211	2,070
Income tax	(98,667)	24,717
Effective tax rate	41.8%	-33.5%

(i) The tax rate used was the one applicable to the financial Brazilian subsidiaries, which represent the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company”.

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of March 31, 2023 and December 31, 2022, and the changes for the periods then ended. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The Group has no time limit for use of the deferred tax assets, but the use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities.

60

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

		Reflected in the statement of profit or loss
	12/31/2022	Constitution	Realization	Foreign exchange	Reflected in OCI	03/31/2023

Provisions for credit losses	583,791	210,688	(96,465)	31,305	-	729,319
Provision PIS/COFINS - Financial Revenue	6,299	-	-	270	-	6,569
Other temporary differences	123,103	37,037	(35,045)	5,215	-	130,310
Total deferred tax assets on temporary differences	713,193	247,725	(131,510)	36,790	-	866,198

Tax loss and negative basis of social contribution	97,857	5,197	(9,392)	4,319	-	97,981
Deferred tax assets	811,050	252,922	(140,902)	41,109	-	964,179

Futures settlement market	(13,739)	(3,043)	4,574	(196)	-	(12,404)
Fair value changes - financial instruments	(3,291)	(823)	(114)	(212)	185	(4,255)
Others	(24,088)	(1,048)	(4,818)	(1,348)	-	(31,302)
Deferred tax liabilities	(41,118)	(4,914)	(358)	(1,756)	185	(47,961)

Fair value changes - cash flow hedge	(1,758)	27,117	(29,879)	(264)	3,026	(4,784)
Deferred tax recognized during the period		275,125	(171,139)		3,211

			Reflected in the statement of profit or loss
	12/31/2021	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	12/31/2022

Provisions for credit losses	204,459	-	600,227	(221,817)	922	-	583,791
Provision PIS/COFINS - Financial Revenue	5,965	-	-	-	334	-	6,299
Other temporary differences	72,343	12,175	68,971	(34,313)	3,927	-	123,103
Total deferred tax assets on temporary differences	282,767	12,175	669,198	(256,130)	5,183	-	713,193

Tax loss and negative basis of social contribution	77,985	-	19,930	(5,707)	5,649	-	97,857
Deferred tax assets	360,752	12,175	689,128	(261,837)	10,832	-	811,050
Futures settlement market	(18,850)		(7,821)	13,730	(798)	-	(13,739)
Fair value changes - financial instruments	(2,144)		(3,744)	4,634	(51)	(1,986)	(3,291)
Others	(8,340)		46,446	(60,338)	(1,856)	-	(24,088)
Deferred tax liabilities	(29,334)	-	34,881	(41,974)	(2,705)	(1,986)	(41,118)
Fair value changes - cash flow hedge	1,057	-	17,608	(20,194)	(229)	2,815	(1,758)
Deferred tax recognized during the period			741,617	(324,005)		829

61

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

28. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of March 31, 2023 and December 31, 2022.

Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total
Total as of December 31, 2021		3,459,743,431	1,150,245,114	4,609,988,545
Conversion of shares class B to A		58,312,073	(58,312,073)	-
SOPs exercised and RUSs vested	10	64,418,580	-	64,418,580
Shares withheld for employees' taxes	10	(8,536,770)	-	(8,536,770)
Issuance of Class A shares - Cognitect and Juntos acquisitions		1,362,201	-	1,362,201
Issuance of shares due to IPO over-allotment		27,555,298	-	27,555,298
Total as of December 31, 2022		3,602,854,813	1,091,933,041	4,694,787,854
Conversion of class B shares in class A shares		590,000	(590,000)	-
SOPs exercised and RUSs vested		16,594,735	-	16,594,735
Shares withheld for employees' taxes	10	(2,046,753)	-	(2,046,753)
Shares repurchased		(290,676)	-	(290,676)
Issuance of Class A shares - Olivia acquisition		5,158,599	-	5,158,599
Total as of March 31, 2023		3,622,860,718	1,091,343,041	4,714,203,759

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total

Business combination - contingent share consideration	-	-	5,436,801
Reserved for the share-based payments	-	-	373,723,488
Shares authorized which may be issued class A or class B	-	-	43,529,493,067
Shares authorized and unissued as of March 31, 2023	-	-	43,908,653,356

Shares authorized issued	3,622,860,718	1,091,343,041	4,714,203,759
Total as of March 31, 2023	-	-	48,622,857,115

62

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

a) Share events

In January 2022, Nu Holdings issued an additional 27,555,298 ordinary class A shares due to the over-allotment option ("Green Shoe") exercised by the underwriters.

As of March 31, 2023, the Company had ordinary shares authorized and unissued relating to commitments from acquisitions of entities, the issuance due to the share-based payment plans (note 10) and authorized for future issuance without determined nature and which could be class A or B ordinary shares.

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on March 31, 2023 and December 31, 2022, and the total amount of share capital was US$83 (US$83 as of December 31, 2022).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

c) Issuance of shares

The following table presents the amount in US$ of shares issued, increase in capital and premium reserve in transactions other than business combinations, the exercise of the SOPs and vesting of RSUs in 3 month period ended March 31, 2023 and 2022:

Event	Capital and share premium reserve

Shares issued on IPO over-allotment	247,998

In January 2022, Nu Holdings issued 27,555,298 ordinary Class A shares and raised proceeds of US$247,998 as a result of the exercise of the underwriters over-allotment option ("Green Shoe"), related to the IPO in December 2021.

d) Accumulated gains (losses)

The accumulated gains (losses) include the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	03/31/2023	12/31/2022
Accumulated gains (losses)	(559,311)	(701,062)
Share-based payments reserve	816,401	765,639
Total attributable to shareholders of the parent company	257,090	64,577
Accumulated profit (loss) attributable to non-controlling interests	-	-
Total accumulated gains (losses)	257,090	64,577

63

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

e) Shares repurchased and withheld

Shares may be repurchased from former employees when they leave the Group, as a result of contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the three-month period ended March 31, 2023 and year ended December 31, 2022, the following shares were repurchased:

	03/31/2023	12/31/2022
Quantity of shares repurchased	290,676	-
Total value of shares repurchased	-	-
Quantity of shares withheld - RSU	2,046,753	8,536,770
Total value of shares withheld - RSU	7,095	51,212

f) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of profit (loss) in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit (loss) in future periods.

The accumulated balances are as follows:

	03/31/2023	12/31/2022
Cash flow hedge effects, net of deferred taxes	(5,339)	(7,486)
Currency translation on foreign entities	2,149	(108,356)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	(11,789)	(22,298)
Own credit adjustment effects	534	489
Total	(14,445)	(137,651)

64

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

29. MANAGEMENT OF FINANCIAL RISKS, FINANCIAL INSTRUMENTS, AND OTHER RISKS

a) Overview

The Group monitors the risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key to pursue potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of having impacts on financial results, capital, liquidity, customer relationship and reputation.

Risks that are actively monitored include:

1.	Credit risk;
2.	Liquidity risk;
3.	Market Risk and Interest Rate Risk in the Banking Book (IRRBB);
4.	Operational Risk / Information Technology/Cyber Risk;
5.	Regulatory Risk;
6.	Compliance Risk;
7.	Reputational Risk; and
8.	Risks from cryptocurrency business.

b) Risk management structure

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management structure broadly permeates the entire Company, with the objective of ensuring that risks are properly identified, measured, mitigated, monitored and reported, in order to support the development of its activities. Risk Management is related to the principles, culture, structures and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that runs through Nu's entire strategy, to support Management in minimizing its losses, as well as maximizing its profits and supporting the Company's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

65

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

The Group considers a risk appetite statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS (aligned to local regulatory requirements) that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity and other relevant measures were implemented, as appropriate.

Nu operates on the three-line model, which helps to identify structures and processes that best support the achievement of objectives and facilitate a robust governance and risk management structure.

●	First line: business functions and support functions/areas or activities that generate exposure to risk, whose managers are responsible for managing them in accordance with policies, limits and other conditions defined and approved by the Executive Board. The first line must have the means to identify, measure, treat and report risks.
●	Second line: consisting of the areas of Risk Management, Internal Controls and Compliance, it is responsible for ensuring an effective control of risks and that they are managed in accordance with the defined appetite level. Responsible for proposing risk management policies, developing risk models and methodologies, and first-line supervision.
●	Third line: composed of the Internal Audit, it is responsible for periodically and independently evaluating whether policies, methods and procedures are adequate, in addition to verifying their effective implementation.

Another important element of the risk management framework is the structure of Technical Forums and Committees. These governance bodies were designed and implemented to monitor and make decisions on aspects associated with the Group's management and control. Nu has implemented this structure both at a Global and a country-level perspective, as described below.

Global risk-related Governance body:

●	Audit and Risk Committee: established as a Board of Director level committee in order to assist the Board in fulfilling its oversight responsibilities to the Company’s shareholders with respect to: evaluating the performance and progress of the work of the Internal Audit, the independent audit, as well as the respective reports related to the internal control systems, following the recommendations made by the internal and independent auditors to management, reviewing and discussing with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements, overseeing the performance of overall Nu's risk management framework and control functions, and monitoring the level of risk exposure according to the RAS (consolidated view by country). It consists of at least three members and meets at least quarterly.

66

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

Country-level risk-related Governance bodies:

Each of the countries where the Group has operations established a structure of governance based on the relevant regulatory requirements and composed of the following elements. Depending on the nature of the subject to be managed, some Committees and meetings can be grouped to cover more than one country.

●	Risk Committee: its objective is to assist the country's executive officers in the performance of the entity’s risk management and control functions, monitoring the level of risk exposure according to risk appetite. It also aims to adopt strategies, policies and measures directed at disseminating a culture of internal controls and risk mitigation.
●	Credit Committee: its objective is to review and supervise credit strategies, as well as review the impacts on the subsidiary's results, and to review the credit strategies in light of the macroeconomic environment and risk information, on the credit market and on competitors.
●	Audit Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit function, the independent auditors, and the respective reports related to the internal control systems, to follow the recommendations made by internal and independent auditors to management, and to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements.
●	Technical Forums: regular meetings to discuss and propose recommendations to the country-level Risk Committee. Depending on the materiality in each of the countries, each topic listed below can have its own Technical Forum, with the participation of executives from associated areas such as: accounting and tax, operational risk and internal controls, asset and liability management ("ALM") / capital, information technology and cyber risks ("IT"), data protection, Compliance and anti-money laundering ("AML"), fraud prevention, stress tests, product review and credit provisions. Each Technical Forum has its own charter, establishing the scope of work, voting members and other working model attributes.

c) Risks actively monitored

The risks that are actively monitored by the Group include Credit Risk, Market Risk, Interest rate risk in the Banking Book (IRRBB), Liquidity Risk, Operational Risk, Internal Controls, Information Technology and Cyber Risk, Model Risk, Compliance and Anti-money laundering (AML). The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, there is a Stress Testing program in place.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control and mitigation.

67

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

Based on the results of the measurement and risk assessment activities, the adherence of the residual exposure to Nu's risk appetite is verified. Necessary actions to mitigate risks are presented and discussed in the governance structure (Technical Forums and Risk Committees), which are also the channels responsible for approving and monitoring the implementation of action plans.

● Credit risk

Credit risk is defined as the possibility of losses associated with failure of customers or counterparties to pay their contractual obligations; the depreciation or reduction of the expected gains from financial instruments due to the deterioration of the credit quality of customers or counterparties; the costs of recovering the deteriorated exposure; and any advantage given to customers or counterparties due to deterioration in their credit quality.

The credit risk control and management structure is independent of the business units, being responsible for the processes and tools to measure, monitor, control and report the credit risk of products and other financial operations, continuously verifying their adherence to the policies and structure of approved limits. There is also an assessment of the possible impacts arising from changes in the economic environment, in order to ensure that the loan portfolio is resilient to economic crises.

Credit risk management is carried out by the Credit Risk team with a centralized role independent of the business units, being responsible for:

●	Establishing governance, policies and procedures aimed at maintaining exposure to credit risks in accordance with the levels set in the RAS;
●	Monitoring and notifying management of the risk levels (appetite compliance) of the credit portfolio, including recommendations for improvement, when applicable;
●	Identifying and assessing inherent risks and respective mitigators in the launch of new products and significant changes in existing processes; and
●	Estimating the expected losses according to consistent and verifiable criteria.

68

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

The Group’s outstanding balance of financial assets is shown in the table below:

Financial assets	03/31/2023	12/31/2022

Cash and cash equivalents	4,310,496	4,172,316

Securities	94,038	91,853
Derivative financial instruments	14,686	41,485
Collateral for credit card operations	309	305
Financial assets at fair value through profit or loss	109,033	133,643

Securities	7,916,143	9,947,138
Financial assets at fair value through other comprehensive income	7,916,143	9,947,138

Compulsory and other deposits at central banks	2,671,668	2,778,019
Credit card receivables	9,158,452	8,233,072
Loans to customers	2,020,191	1,673,440
Other receivables	1,076,681	521,670
Other financial assets	102,592	478,283
Financial assets at amortized cost	15,029,584	13,684,484
Total	27,365,256	27,937,581
●	Liquidity risk

Liquidity risk is defined as:

●	the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and
●	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what Nu believes to be a severe stress scenario to these cash flows, in order to measure that the volume of high-quality liquid assets (HQLA) that the Group has is sufficient to guarantee its resilience even in very adverse situations. Assets are considered to be HQLA if they can be easily and immediately converted into cash at little or no loss of value. In this definition we consider Brazilian government bonds that are not blocked as margin requirements, unencumbered deposits at Brazilian Central Bank and Reverse Repo. The liquidity indicators are monitored daily.

The Group has a Contingency Funding Plan for the Brazilian entities that describes possible management actions that should be taken in the event of a deterioration of the liquidity indicators.

69

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

Primary sources of funding - by maturity

	03/31/2023				12/31/2022
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Deposits by customers
Bank receipt of deposits (RDB)	14,418,755	101,968	14,520,723	96%	14,160,805	113,154	14,273,959	96%
Borrowings and financing	36,954	614,227	651,181	4%	38,329	547,239	585,568	4%
Instruments eligible as capital	-	2,932	2,932	0%	-	11,507	11,507	0%
Total	14,455,709	719,127	15,174,836	100%	14,199,134	671,900	14,871,034	100%

Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	03/31/2023
Financial liabilities	Carrying amount	Gross nominal outflow (1)	Up to 1 month	1 to 3 months	3-12 months	Over 12 months

Derivative financial instruments	10,344	1,922	2	1,888	2	30
Instruments eligible as capital	2,932	4,301	-	-	-	4,301
Repurchase agreements	144,159	144,159	144,159	-	-	-
Deposits in electronic money (*)	1,236,940	1,236,941	1,236,941	-	-	-
Bank receipt of deposits (RDB)	14,520,723	14,747,302	14,102,090	111,996	404,014	129,202
Payables to credit card network	6,781,841	6,781,841	3,552,552	1,710,810	1,517,273	1,206
Borrowings and financing	651,181	746,773	79	16,118	96,189	634,387
Total	23,348,120	23,663,239	19,035,823	1,840,812	2,017,478	769,126

(*) In accordance with regulatory requirements and in guarantee of these deposits, the Group keeps the total amount of US$ 1,999,710 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Brazilian Central Bank as of March 31, 2023 (US$2,252,464 as of December 31, 2022).

(1) The gross nominal outflow was projected considering the exchange rate of Brazilian Reais, and Mexican and Colombian Pesos to US$ as of March 31, 2023.

●	Market risk and interest rate risk in the banking book (IRRBB)

Market risk is defined as the risk of losses arising from movements in market risk factors, such as interest rate risk, equities, foreign exchange (FX) rates, commodities prices. IRRBB refers to the current or prospective risk to an entity's capital and earnings arising from adverse movements in interest rates that affect the banking book positions.

70

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

There is a market risk & IRRBB control and management structure, independent from the business units, which is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, continuously verifying the adherence with the approved policies and limit’s structure.

Management of market risk and IRRBB is based on metrics that are reported to the Asset & Liability Management and Capital ("ALM") Technical Forum and to the country-level Risk Committee. Management is authorized to use financial instruments as outlined in the Group's internal policies to hedge market risk & IRRBB exposures.

Management of market risk and interest rate risk in the banking book (IRRBB) is based on the following metrics:

●	Interest Rate Sensitivity (DV01): impact on the market value of cash flows, when submitted to a one basis point increase in the current annual interest rates or index rate;
●	Value at Risk (VaR): maximum market value loss for a holding period with a confidence level; and
●	FX exposures: considering all financial positions that bring FX risk and operational expenses in other currencies.

The table below presents the VaR which uses a confidence level of 99% and a holding period of 10 days, by a historical simulation approach, with a 5-year historical window. For Brazil, it is calculated only for the Trading Book in line with the way portfolios are managed. For Nu Holdings, it is considering only financial assets held directly by Nu Holdings, and it is not considering assets in other countries, including Brazil, Mexico and Colombia. Positions in Colombia and Mexico are not significant as of March 31, 2023 and December 31, 2022.

VaR	03/31/2023	12/31/2022

Nu Financeira (1) / Nu Pagamentos (Brazil)	435	478
Nu Holdings	19,377	10,321

(1) Includes Nu Financeira and its subsidiaries Nu Invest and Nu DTVM.

●	Interest rate risk

The following analysis is the Group's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, Brazilian IPCA coupon curve, US risk-free curve and Mexican risk-free curve, assuming a parallel shift and a constant financial position:

DV01	03/31/2023	12/31/2022

Brazilian risk-free curve	(104)	(41)
Brazilian IPCA coupon	(3)	(5)
US risk-free curve	(125)	(121)
Mexican risk-free curve	3	1

71

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

The interest rate risk in Colombia and in Brazilian subsidiaries other than Nu Pagamentos and Nu Financeira is not significant as of March 31, 2023 and December 31, 2022. To maintain DV01 sensitivities within defined limits, interest rate futures, traded in B3, and swaps derivatives are used to hedge interest rate risk.

Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of March 31, 2023 and December 31, 2022, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

The functional currency of the entities in Brazil is the Brazilian Real. Certain costs in US Dollars and Euros, or intercompany loans in US Dollars, are hedged with futures contracts, traded on the B3 exchange, based on projections of these costs, or when there are new exposures. Hedge transactions are adjusted when internal cost projections change and when the FX derivatives expire. As a result, the unaudited interim condensed consolidated financial statements have no significant exposures to exchange rates after the hedge transactions take effect.

●	Operational risk

Operational risk is defined as the possibility of losses resulting from external events or from failure, deficiency or inadequacy of internal processes, people or systems. In this context, the legal risk associated with inadequacy or deficiency in contracts signed by Nu, sanctions due to non-compliance with legal provisions and compensations for damages to third parties arising from the activities developed by the Company must also be considered.

The structure of control and management of operational risk and internal controls is independent of the business and support units, being responsible for the identification and assessment of operational risks, as well as for evaluating the design and effectiveness of the internal controls, covering risks such as system and services disruption, external fraud and failures in activities involved in payment scheme arrangements. This structure is also responsible for the preparation and periodic testing of the business continuity plan and for coordinating the risk assessment in new product launches and significant changes to existing processes.

Within the governance of the risk management process, mechanisms are presented to identify, measure, evaluate, monitor, and report operational risk events to each business and support area (first line), in addition to disseminating the control culture to other employees. The main results of risk assessments are presented in the Technical Forum on Operational Risk and Internal Controls and in the Risk Committee, when applicable. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

72

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

● Information Technology/Cyber ("IT") risk

IT/Cyber risk is defined as the undesirable effects arising from a range of possible threats to the information technology infrastructure, including cybersecurity (occurrence of information security incidents), incident management (ineffective incident/problem management process, impact about service levels, costs and customer dissatisfaction), identity and access management (unauthorized access to sensitive information), data management (lack of compliance with data privacy laws or gaps in data management governance or data leakage issues), among others.

As the Group operates in a challenging environment in terms of cyber threats, it continuously invests in controls and technologies to defend against these threats. IT risks, including cyber risk, are a priority area for Nu, thus there is a dedicated IT Risk structure, which is part of the second line. This team is independent from IT-related areas, including Engineering, IT Operations, and Information Security.

The IT/Cyber Risks area is responsible for identifying, evaluating, measuring, monitoring, controlling, and reporting Information Technology risks in relation to the risk appetite levels approved by the Executive Board. The Group continually assesses Nu's exposure to threat risk and their potential impacts on the business and customers. The Group continues to improve its IT and cybersecurity capabilities and controls, also considering that people are an essential component of the security strategy, ensuring that the employees and third-party consultants are aware of prevention measures and also know how to report incidents.

The results of the IT risk and controls assessments are regularly discussed at the IT Risk Technical Forum and presented to the Risk Committee when applicable. The applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

● Regulatory risk

In a complex and highly regulated environment, legislative and regulatory initiatives may result in significant changes to Nu's regulatory framework and consequently its business activities.

To address such risks Nu maintains teams in Brazil, Colombia and Mexico dedicated to monitoring these changes and engaging to explain their potential impacts to the Group and the broader financial industry.

Legislative and regulatory initiatives that can present a material impact to the Group are brought to the attention of the Risk Committee and the management team allowing the Group, when necessary, to adjust its strategy and decide on the best course of action to deal with such changes.

● Compliance risk

As the Group operates in a highly regulated environment, a robust Compliance program was established within the second line of defense. Nu has resources dedicated to the Ethics Program, Regulatory Compliance as well as to Anti Money Laundering Program and Combating the Financing of Terrorism.

The Ethics Program sets the minimum conduct standards for the organization, including Code of Conduct, Compliance Policies, Training, and Awareness Campaigns, as well as an independent Whistleblower Channel. Some examples include the anti-bribery and corruption risks, conflict of interest, related parties, insider trading as well as any violations from Nu's Code of Conduct.

73

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

The Regulatory Compliance team is focused on overseeing the regulatory adherence of the organization. Main activities involve regulatory tracking and managing the regulatory adherence, assessment of new products and features, advisory, Compliance testing as well as centralizing the relationship with regulators regarding requests of information and exams. By not being in compliance with laws and regulations, the Group may be exposed to sanctions, loss of license as well as potential criminal implications on management.

Nu's Anti Money Laundering (AML) Program represents the global framework and guidelines for AML and Combating Terrorism Financing (CTF) and is the basis for the AML team's strategic planning. It involves the risk of the company being exposed to sanctions for not implementing controls to avoid AML or terrorism financing.

The Program is structured in three levels - strategic, tactical and operational - and it's composed of 7 pillars (strategic level): Enterprise Risk Assessment; Policies and Procedures; Communication and Training; Know Your Customer (KYC); Due Diligence (KYE, KYS, KYP and KYB); MSAC - Monitoring, Selection, Analysis and Communication (SAR); and Effectiveness Assessment Program.

● Reputational risk

The Group believes that the materialization of other risks can negatively impact its reputation, as they are intrinsically connected. Unfavorable events in different risk areas such as business continuity, cyber security, ethics and integrity, social media negative activity, among others, can damage Nu's reputation.

Therefore, the Group has teams and processes in place dedicated to overseeing external communication and for crisis management, which are key elements in identifying and mitigating reputational events, as well as to gain long-term insight to better prevent or respond to future events.

Risks from cryptocurrency business

In addition to the risks set out above, the Group's activities and services related to cryptocurrency (NuCrypto) generate specific risks which are directly related to cryptocurrency technology. NuCrypto utilizes the services of an agent in the operation and management of the cryptocurrency business activity. The Group keeps a copy of the records maintained by the agent as well as its own internal tracking of customers' assets for reconciliation purposes. NuCrypto may have a liability to indemnify customers under consumer protection laws (like any other supplier of goods and services in Brazil) but the agent is obligated to secure the assets and protect them from loss and theft. Furthermore, the agent holds insurance for potential losses which the Group would seek to make claims upon if required, with any benefit obtained being transferred to impacted customers.

Stress testing

The stress testing program considers shocks/impacts to Nu's main products, such as credit cards, personal loans and funding instruments, in addition to their respective sub-products. Scenarios are considered in which stress is applied in isolation, at different levels of intensity and probability, and also scenarios in which managerial actions are considered to increase the Group's resilience and preserve its capital and liquidity indicators.

74

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

The proposed scenarios are presented to the Stress Testing Technical Forum. The scenarios to be addressed, duration and severity and plausibility of each shock are discussed, as well as the ways in which they will be modeled and the level of detail required. After modeling and executing the tests, the results are submitted to the appropriate committees and technical forums, an integral part of Nu's risk management structure. The proposed actions aimed at ensuring the Group's resilience are discussed and approved. The Stress Testing Program is updated annually and defines which tests the team must undertake in the next 12 months.

30. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk taken and strategic aim of the organization and to establish a capital planning process in accordance with future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, for writing and submitting the capital plan and capital contingent plan for approval by the Executive Directors.

At the executive level, the ALM Technical Forum is responsible for approving risk assessment and capital calculation methodologies, and reviewing, monitoring, and recommending capital-related action plans to the Risk Committee.

a) Minimum capital requirements

In Brazil, the local entities must comply with two different regulatory capital requirements: one for the Financial Conglomerate, led by Nu Financeira and composed of Nu Financeira along with Nu DTVM and Nu Invest, and the other applicable to Nu Pagamentos:

●	Financial Conglomerate: minimum level of capital, considering the minimum requirements for financial institutions according to Brazilian Federal Monetary Council (“CMN”) Resolution 4,958/21.
●	Nu Pagamentos: minimum level of capital, considering the minimum requirements for payment institutions, according to Circular BACEN 3,681/13.

In March 2022, BACEN issued Resolution No. 200 which provides new prudential rules for payment institutions requiring a phased implementation that foresees an increase in the capital requirements applicable to credit card operations in Brazil. The Group's management understands that its capital is adequate to comply with the requirement of this new resolution.

In September 2021, Nu acquired Nu Mexico Financiera, S.A. de C.V., S.F.P., formerly AKALA, S.A. DE C.V., (“Akala”), a Mexican Financial Cooperative Association ("SOFIPO") and regulated by the CNBV (Comisión Nacional Bancaria Y De Valores). The regulatory capital requirements for this entity are defined by the NICAP metric (“nivel de capitalización”) set by the CNBV, which is comparable to the Basel Ratio methodology.

75

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

Nu Colombia is in the process of requesting a license from the SFC ("Superintendencia financiera de Colombia"), "Licencia de Compañía de financiamiento", which would allow it to offer several consumer credit and deposit products. In August 2022 the SFC granted the incorporation license for “Nu Colombia Compañía de Financiamiento S.A.”, and by the end of October 2022 the incorporation was completed. The next step is to receive the operational license. Once “Nu Colombia Compañía de Financiamiento S.A.'' becomes operational, the regulator requires it to comply with the capital ratio defined in “Ley de margen de solvencia” which indicates three capital ratios: basic solvency, additional basic solvency and total solvency.

Nu implemented a capital management structure with the purpose of maintaining a higher level of capital than the minimum regulatory requirements.

b) Composition of capital

i) Financial conglomerate in Brazil

The regulatory capital used to monitor the compliance of a financial conglomerate with the Basel operating limits imposed by the Brazilian Central Bank, is the sum of two items, as follows:

●	Tier I Capital: the sum of Common Equity Capital Tier I, which consists of paid in capital, capital, reserves and retained earnings, less deductions, and prudential adjustments and the Additional Tier I, which consists of subordinated debt instruments without a defined maturity that meet eligibility requirements.
●	Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I it composes the Total Capital.

76

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

The table below shows the calculation of the capital ratios and their minimum requirement for the Financial Conglomerate, required by the current regulation in Brazil.

Financial Conglomerate	03/31/2023	12/31/2022

Regulatory Capital	1,303,513	1,091,675
Tier I	1,102,477	905,782
Common Equity Capital	954,707	769,640
Additional	147,770	136,142
Tier II	201,036	185,893

Risk Weighted Assets (RWA)	6,980,780	5,106,361
Credit Risk (RWA CPAD)	5,043,334	3,958,772
Market Risk (RWA MPAD)	85,751	70,159
Operational Risk (RWA OPAD)	1,851,695	1,077,430

Minimum Capital Required	732,982	536,168

Margin	570,531	555,507
Basel Ratio	18.7%	21.4%

RBAN - Capital Required	56,143	128,320
Margin considering RBAN	514,388	427,187

ii) Nu Pagamentos

Nu Pagamentos’ capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain equity in amounts higher than the requirements defined by the Brazilian Central Bank.

The subsidiary permanently maintains its shareholders' equity adjusted by the income accounts in an amount corresponding to, at least, the highest amount between i) 2% of the monthly average of payment transactions carried out by the subsidiary in the last 12 (twelve) months; or ii) 2% of the balance of electronic money issued by the Nu Pagamentos, calculated daily.

The table below shows the calculation of the capital ratio for Nu Pagamentos, in accordance with current regulation in Brazil.

Nu Pagamentos	03/31/2023	12/31/2022

Adjusted Equity (a)	1,435,422	1,135,199

Max Amount (b)	4,322,708	3,923,171
Monthly average of payment transactions	4,322,708	3,923,171
Balance of electronic currencies	1,062,353	1,492,236

Capital Ratio (a/b)	33.2%	28.9%

77

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

iii) Nu Mexico Financiera

Nu Mexico Financiera’s capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain its Regulatory Capital higher than the requirements defined by the CNBV.

As of March 31, 2023, its regulatory capital was equivalent to US$458,461 (US$428,067 as of December 31, 2022), resulting in a Capital ratio of 44.75% (44.62% as of December 31, 2022), with 10.5% being the minimum required for Category 4 SOFIPO.

31. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of profit (loss) and comprehensive income (loss).

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of profit (loss) and other comprehensive income (loss), as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services are disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (a)		Non-current assets (b)
	03/31/2023	03/31/2022	03/31/2023	12/31/2022

Brazil	1,090,559	612,431	578,379	551,668
Mexico	80,512	27,180	24,814	17,610
Colombia	13,183	1,397	6,531	5,124
Cayman Islands	-	-	42,879	43,994
Germany	-	-	69	88
Argentina	-	-	-	46
United States	569	483	7,058	7,495
Total	1,184,823	641,491	659,730	626,025

78

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

(a) Includes interest income (credit card, lending and other receivables), interchange fees, recharge fees, rewards revenue, late fees and other fees and commission income.

(b) Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the three-month period ended March 31, 2023 and year ended December 31, 2022.

32. NON-CASH TRANSACTIONS

	03/31/2023	12/31/2022
	US$	US$
Oivia's acquisition - share consideration	36,671	36,671

33. OTHER TRANSACTIONS

a) Accounting for crypto-assets - Staff Accounting Bulletin No. 121 ("SAB 121")

In March 2022, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin (SAB) 121, which addresses the rights and obligations of the parties to a crypto asset safeguarding arrangement. SAB 121 explains that an issuer that has obligations to safeguard digital assets held for their platform users should recognize those digital assets and a liability to return them to the customers, both of which are measured at fair value.

In June 2022, the Group launched a platform, through its subsidiary Nu Crypto Ltda. ("Nu Crypto"), which allows clients to trade crypto assets, in partnership with a specialized broker. The custody activity is performed by the broker, which holds the cryptographic key information, and the Company's contractual arrangements state that its customers retain legal ownership of the crypto; have the right to sell or transfer the crypto assets; and also benefit from the rewards and bear the risks associated with the ownership, including as a result of any crypto price fluctuations. The Company maintains an internal recordkeeping of the crypto assets held for the customers.

The Group concluded that its activities may create crypto-asset safeguarding obligations (as defined in SAB 121) to its customers as a result of certain technological, legal and regulatory risks and, therefore, it should record a safeguarding liability and a corresponding asset at the fair value of the crypto assets held by customers on the Group’s platform.

The following table summarizes the balances relating to crypto assets held for customers. For the purpose of these unaudited interim condensed consolidated financial statements, which were prepared to specifically attend CVM requirements, the asset and liability have not been recognized.

	03/31/2023	12/31/2022
Fair value of the crypto assets held for customers	30,472	18,313

79

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023

80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  May 15, 2023